4|1|05
P.E.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



SEC MAIL RECEIVED
PROCESSING
APR 04 2005
185
SECTION

For April 1, 2005

Commission File Number: **0-26424**





05049391

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

1. Annual Report 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.

(Registrant)

Date: April 1, 2005

By:



Linda J. Sue, Corporate Secretary

SILVER STANDARD
annual report







NASDAQ WELCOMES
SILVER STANDARD
RESOURCES INC.
Silver Standard Resources
NASDAQ

Silver Standard management and friends at the Nasdaq market opening, December 13, 2004: (left to right) Jack Kenny; Joe Ovsenek, senior vice president; John Kenney; David Mandy; Bob Quartermain, president; David Miller; Doug Sherrod; Paul LaFontaine, director, investor relations; Campbell McCrary; Ken McNaughton, vice president, exploration; and Jeff Hornberger.

Annual General Meeting of Shareholders

The annual general meeting of shareholders of the company will take place at 2:00 p.m. on Thursday, May 12, 2005 in the Atkins Room at the Terminal City Club, 837 West Hastings Street in Vancouver, British Columbia.

Cover Images

From pure silver to its growing industrial applications: *(left) A rare crystal of silver from* the Quincy Mine, Kearsarge Lode, Houghton County, Michigan. 10.5 cm wide. Houston Museum of Natural Science. Photograph used with permission. © 2001 Jeff Scovil. Industrial applications: water purification, circuit boards and surgical instruments.

Message to Shareholders p2
Projects p8
Resource Summary p9
Silver Market p23
Management Discussion and Analysis p28
Financial Statements p44
Investor Relations p48
Corporate Information p50

Silver Standard is silver.

Silver Standard's objective is to provide shareholders with the best leverage to silver of any primary silver resource company.

As such, Silver Standard's shares represent an open-ended call option on the price of silver.

Silver Standard and Silver Jan 1, 2003 – Jan 31, 2005



in US$
2005

04

Message To The Shareholders



Robert Quartermain at the 100%-owned Pirquitas property in Argentina.

Dear Shareholder:
It gives me great pleasure to present to you our company's annual report for 2004, our 58th year, and a year of significant accomplishments for Silver Standard.

Over the last two years, I have had the opportunity and pleasure to meet personally with over 1,000 of our shareholders at investment conferences, seminars and shareholder meetings, which we held in 16 cities throughout North America. I plan on visiting shareholders in some 18 cities in the coming year, since this is a great way for me to gauge your views about your company. I am very pleased with what we have achieved in 2004. Let's review our accomplishments this year:

Accomplishments

1. One billion ounces of silver under our control – we are just 43 million resource ounces short of achieving this goal of silver in all resource categories.
2. Silver Standard was the first silver-focused company to purchase physical silver. We currently hold 1.95 million ounces of silver (at an average cost of US$5.85 per ounce).
3. Silver Standard provides the best leverage to silver of any non-producing publicly-traded company, with 67% of the metal value of the company's assets in silver and 10% in gold.
4. We acquired the remaining 56.6% interest in the Pirquitas silver project in northern Argentina giving us 100% control of one of the world's larger undeveloped silver resources.
5. We outlined silver resources totaling 73.3 million ounces or 1.4 ounces of silver resource per share on our wholly-owned Pitarrilla project in Mexico.
6. We raised $44.0 million in early 2004, and a year later, after investing $12.8 million in our projects and $3.0 million on administration, we had cash, near-cash, silver and marketable securities totaling in excess of $67.0 million at December 31, 2004.
7. By liquidating marketable securities and non-core assets and maintaining low administration costs, we made a profit of $0.9 million before providing for non-cash expenses, including one for stock-based compensation.
8. Our market capitalization exceeded $1.1 billion for the first time in our history, coinciding with the increase in silver price to US$8.45 per ounce.
9. We obtained listings on both the NASDAQ National Market and the Toronto Stock Exchange.
10. We, along with our joint venture partner, commenced a feasibility study at Manantial Espejo in southern Argentina, bringing it closer to a production decision.
11. We provided our shareholders with exposure to silver in China, a rapidly growing world economy, through the acquisition of a significant interest in Minco Silver Corporation.
12. The silver price reached a 20-year high of US$8.45 per ounce on April 12, 2004, reinforcing our belief, held since 1993, that a focus on silver would reward shareholders.

With almost one billion ounces of in-ground silver resources, we can provide shareholders with sufficient leverage to create an open-ended call option on silver.

Resource Growth

In 1993, we set our objective to control or manage 500 million ounces of silver in all categories. We accomplished that objective in 2002 and then reset that goal to one billion ounces. With one billion ounces of in-ground silver resources, we can provide shareholders with sufficient leverage to create an open-ended call option on silver and be in a position to monetize these assets by placing them into production with higher silver prices. Leverage allows our shareholders to enjoy the benefit of the premium often paid for shares of producing companies. Our silver assets are now comprised of 512.9 million ounces of measured and indicated resources and 444.0 million ounces of inferred resources (see page 9) as well as indirect inferred resources through our interest in Minco Silver.

I am pleased that we have been able to reach this resource milestone, it confirms management's capability to set an objective, communicate it to our shareholders, maintain our discipline and achieve the goal. We will continue to add to our in-ground resources at accretive prices of US$0.10 to US$0.20 per resource ounce. However, we must now focus on the projects that can provide an economic return to shareholders. This means that we will initiate the transition from exploration and acquisition of assets, to production from some of those assets, while managing share dilution.

Priority Projects

The projects that are our current focus are the 100%-owned Pirquitas project in northern Argentina, the 100%-owned Pitarrilla project in Mexico and the 50%-owned Manantial Espejo project in southern Argentina.

Pirquitas, Argentina

In October, we acquired the remaining 56.6% interest of Pirquitas by issuing 2.66 million shares. In 2002, we had paid US$4.3 million for a 43.4% interest in Pirquitas, so our total cost for the Pirquitas project is approximately US$0.29 per resource ounce. This is higher than the average acquisition cost of our portfolio. The Pirquitas project, however, is fully permitted for production, and we own all surface lands covering the mineralization and proposed plant site. The project is located in the province of Jujuy, which has a history, and is supportive, of mining.

Since acquiring the 100% project interest, we have hired an on-site project manager with significant experience in underground and open pit mining operations in South America, and we have increased local technical and labor staff.

Our main focus is to update the feasibility study completed in 2000 with current capital expenditures and operating costs. Since completion of the feasibility study, the Argentine peso has devalued 60% against the U.S. dollar, which should provide some financial efficiencies for the project. In addition, a major gas pipeline has been built in the vicinity, which should reduce power costs.

Our plans in 2005 will also include completing an Environmental Impact Study, constructing a ramp and exploring the high-grade Oploca Vein, which is peripheral to the main mineralization at Pirquitas.

Over the next three years, we expect to invest US$10 million at Pirquitas in updating the feasibility study and completing the underground work. Based on work in 2000 by the project's former managers, Pirquitas is projected to produce approximately 11 million ounces of silver per year over an eight-year life. This would place Pirquitas among the top primary silver producing projects in the world, owned entirely by Silver Standard, and our priority project.

Pitarrilla, Mexico

In 2002, management decided to explore for bulk tonnage silver deposits in Mexico since it was becoming more difficult to acquire in-ground silver ounces within a reasonable price range. This deposit-type had to date


TSX

At November's Toronto Stock Exchange opening (left to right): Linda Sue, Robert Quartermain, Ross Mitchell, Joe Ovsenek and Paul LaFontaine.





Growth in Silver and Silver-Equivalent Gold Resources
in millions of ounces
1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
1998 1999 2000 2001 2002 2003 2004
Silver-Measured and Indicated
Silver-Inferred
Silver Equivalent Gold-Measured and Indicated (55:1)
Silver Equivalent Gold-Inferred (55:1)



Growth in Market Capitalization[1]
in millions of US$
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
12.5
26.8
32.6
81.9
209.7
475.5
623.1
1998 1999 2000 2001 2002 2003 2004

[1]At December 31.

not been extensively explored for in Mexico. We invested a few hundred thousand dollars and hired two experienced geologists, Perry Durning and Bud Hillemeyer, to prospect. They soon discovered the silver mineralization at Pitarrilla, and we have rapidly advanced the project with over 155 holes now drilled on the property. We have discovered three silver-rich zones with potential for other zones. We outlined silver resources totaling 73.3 million ounces in all categories, and we expect to add substantially to these resources. Our plan in 2005 for Pitarrilla is to outline additional resources, refine the metallurgical testwork for optimization of silver recovery and move to a pre-feasibility study.

Like Pirquitas, Pitarrilla could have significant annual silver production, and could be a major contributor to Silver Standard's growth. Working with the local residents and stakeholders, Silver Standard now controls the surface rights covering the defined mineralization, and the area necessary for processing facilities. As you can see from the photograph and cross section on pages 10 and 11, Pitarrilla will be straight-forward to mine as it occurs at surface on a dip slope. In addition, the mineralized material is heavily oxidized so grinding of the mineralization, a large power consumer for other mining projects, will be minimal.

Manantial Espejo, Argentina
Manantial Espejo is a 50-50 joint venture with Pan American Silver Corp., an experienced silver producer. Pan American is operator and is carrying out the feasibility study, which the joint venture has been aggressively advancing for completion this year. Under Pan American's direction and with assistance from Silver Standard employees working on site, we have been able to refine the resource as discussed on page 12 of this report. I look forward to updating shareholders through the year as the feasibility study progresses for this attractive silver-gold property.

Bowdens and Other Projects
In 2004, continued metallurgical studies on our Bowdens property in Australia were successful in enhancing silver recoveries. With the increases in the Australian dollar against the U.S. dollar, labor rates and steel construction costs, the Bowdens project is not as attractive economically as some of our other assets, which is the reason for the redirection in our project focus at this time.

Other project activities in 2004 included continued drilling of the Maverick Springs joint venture option in Nevada. We took an option on the silver at the Berenguela project in Peru and are drilling that property. We completed scoping studies at Challacollo (Chile) and Shafter (U.S.) and will continue to advance these projects. We initiated an update of the scoping study on Diablillos (Argentina). Most of our other silver assets are on a care and maintenance basis.

On some of our older projects located in British Columbia, we continue to undertake remedial work, and in 2004, we received two citations in recognition of outstanding reclamation achievements. This work has been under the direction of Max Holtby, manager of environmental projects, who has worked at Silver Standard both as a consultant and full-time employee for over 18 years.

Administration
Since we do not yet receive revenues from operations to offset carrying costs, exploration and development activities, and administration, we have looked to shareholders for equity participation. Last year with an increase in our share price, we completed an equity financing which raised

We will initiate the transition from exploration and aquisition of assets, to production from some of those assets, while managing share dilution.

$44.0 million at $14.80 per share, the highest share price to date at which we have raised equity. We have been good stewards of this money in the year since the financing, as we still have $41.0 million cash as I write this report. During 2004, we invested $12.8 million in mineral projects and $3.0 million on administration, and we purchased 1.95 million ounces of silver. During 2004, we sold shares held in other companies, generating gains of $2.5 million. This, along with investment income of $1.2 million and $0.9 million in gains on the sale of mineral properties, provided us with cash earnings of almost $1 million. However, these earnings are offset by expensing of values assigned to stock options granted during the year and resulted in a net loss of $1.5 million in 2004. I think shareholders who have followed Silver Standard over these many years know that on balance we have maintained low administration costs and focused our shareholders' money on adding silver resources for our portfolio.

I am sure shareholders are aware of the Sarbanes-Oxley (SOX) legislation that was enacted in the United States in 2002. In 2005, Silver Standard will be dedicating an appropriate amount of administrative resources to comply with SOX, as will all other U.S.-registered publicly traded companies. As a 59-year-old company, we have developed sound financial and technical systems to monitor our various international activities. I make this point so that when you see increased costs in administration next year, you will realize it is the result of increased regulatory compliance. Unfortunately, more onerous regulatory compliance will transfer financial resources from our balance sheet to costs related to regulation, which ultimately erodes shareholder wealth. As our long-term shareholders can attest, we will endeavor to minimize these increased administrative costs and deploy our capital where our shareholders will garner their best return, and that is in silver.

China

There has been much talk in the press over the last year regarding China and its increasing importance as an economic power. I had the opportunity to visit China in the fall of 2004 while speaking at a silver conference. I was impressed by the significant advances the country has made and can only reiterate observations others have made – the rapid urbanization of a dominantly rural society will have a significant impact on commodities as Chinese citizens purchase consumer goods. China has abundant natural resources and, although China is currently importing many of the raw materials it needs to drive its economy, it is also looking internally for a supply of these resources. During the year, Silver Standard teamed up with Minco Mining & Metals Corporation to pursue silver opportunities in China. Minco has been operating in China for eight years and has established infrastructure and personnel. Our investment in Minco Silver Corporation, a subsidiary of Minco, will provide Silver Standard shareholders with leverage to this growing economy.

Common Share Listings

Two important milestones for the company occurred late in 2004. On November 4th, our shares were called for trading on the Toronto Stock Exchange, continuing to trade under the symbol SSO. We made the move from the TSX Venture Exchange where Silver Standard has traded continuously since January, 1947. In celebration of our history, I had the opportunity, along with senior management, to open the Toronto Stock Exchange on November 18th. A month later, on December 13th, I had the pleasure of ringing silver bells in


Growth in Gold Resources
in millions of ounces
2.5
2.0
1.5
1.0
0.5
0.0
1998
1999
2000
2001
2002
2003
2004
Gold - Measured and Indicated
Gold - Inferred


Per Share Silver and Silver-Equivalent Gold Resources
20.0
15.0
10.0
5.0
0.0
1998
1999
2000
2001
2002
2003
2004
Silver Measured and Indicated
Silver Inferred
Silver Equivalent Gold Measured and Indicated (55:1)
Silver Equivalent Gold Inferred (55:1)




Geographic Distribution of Assets[1]
Peru 4%
Australia 11%
Mexico 8%
Argentina 39%
Canada 12%
United States 23%
Chile 3%
[1] Based on metals prices at Dec. 31/04


Exposure to Selected Commodities[1]
Tin 13%
Zinc 7%
Lead 3%
Gold 10%
Silver 67%
[1] Based on resources and metal prices at Dec. 31/04

New York when opening the NASDAQ market along with a number of our shareholders who were able to join us. Trading on both of these senior exchanges is a major accomplishment for any company.

Our move to these senior boards will improve the visibility and liquidity of the company's shares. Liquidity not only benefits our individual shareholders but also allows larger institutional shareholders to invest in the company. Last year we traded over 186 million shares, almost four times our share capitalization. Our institutional share holding has increased from 5% two years ago to over 20% currently. In addition to serving longer-term shareholders, our liquidity also facilitates short-term hedge funds to trade in the stock. Some of our shareholders have been questioning the subdued performance of our shares during the last quarter of 2004. Up until September of 2004, we were leading silver equities on a performance basis. With a decline in oil, gold and silver prices in the fall there was a reduction in investor interest as evidenced by a reduction in our trading volumes and share price. At the same time, short-sellers increased their short positions to 7% or 3.4 million shares.

What differentiates Silver Standard?

Over the last two years, with renewed interest in precious metals, there are many more public companies now marketing themselves as silver plays. Our objective has always been to create value and the record of our capability to do so is clear. Although there is more competition for projects, we do have a currency in the form of our share valuation, which we can use to acquire accretive projects for our portfolio.

Except for capital development on our projects, we have sufficient working capital to see us through the next number of years for holding costs, taxes, planned exploration expenditures and administrative expenditures. Opportunities such as Minco Silver will continue to deliver accretive value to Silver Standard shareholders. With the attention and discipline that we have demonstrated to date, we will minimize share dilution and focus our energies on enhancing shareholder value and per-share value. We already have one of the best developable portfolios of any silver-focused company.

How will we fund the transition from exploration to production?

With engineering studies completed to feasibility stage, we can model different approaches to finance our projects and determine the options that generate the best economic return to shareholders. For example, if our shares are trading at high levels, the least dilutive course of action may be straight equity financing. We can also look at bringing in a joint venture partner as we did at Manantial Espejo. Or, if appropriate, we can sell non-core assets for financial gain and use these funds to develop our core projects. We are now in the process of prioritizing our projects for development and monetization, in order to provide the maximum return on a non-dilutive basis.

As we increase the tempo of our activities and move toward production, we have augmented our staff. This year, Ron Burk joined us as Chief Geologist after spending 15 years in exploration with the Teck Cominco organization. Ron will be managing and enhancing all of the exploration assets held by the company. Jonathan Singh has joined us as Corporate Controller and, initially, will be supervising SOX compliance.

We are now in the process of prioritizing our projects for development and monetization, in order to provide the maximum return on a non-dilutive basis.

We will be hiring an operations manager with mine development experience to round out our senior management group.

Silver

In 2004, silver continued to be in deficit. It created moments of renewed interest and in some cases, euphoria, as its price ramped from US$5.00 per ounce up to US$8.45 per ounce, only to disappointingly retrench all the way back to US$5.50. Over the year its price averaged over US$6.69 per ounce, levels not seen in years. More importantly, these levels made some of our assets potentially more economic. In 2004, silver continued to be in supply deficit for the 16th consecutive year. Since the start of this deficit, over 2.2 billion ounces of silver have been drawn down from disclosed and undisclosed stockpiles to make up this annual shortfall. The deficit is expected to continue through 2005 and into 2006 (refer to the Silver Market on page 24).

Silver's industrial applications now surpass its consumption in either photography or jewelry. Although digital cameras have made inroads in silver consumption in photographic film, use of photographic paper as a storage media is growing sufficiently that over the next five to ten years, the decline of silver use in photography is expected to be minimal. For more in-depth analysis on silver consumption in photography, I refer shareholders to research by Photofinishing News and CPM Group. (See page 25.)

We continue to see new advances in silver uses and this can only be good for consumption in the long term. China could well be a driving force in consumption of silver, as it is now for so many other metals. India, the world's second-most populous nation, also continues to be a significant consumer of silver. We believe that of all the metals, silver continues to have the best fundamentals and will continue to reward our shareholders.

People

On a sadder note, I wish to advise shareholders of the passing of Alex Cameron Ritchie in January, 2005. Alex joined Silver Standard in 1949 after completing his metallurgical engineering degree at the University of British Columbia and headed to the Silver Standard mine near Hazelton, B.C. as mill manager. After holding a variety of positions in the company, Alex was appointed president in 1972 and retired in 1984 when I replaced him. Alex remained on the board until 2002, representing a 53-year association with Silver Standard. Alex's contribution and dedication to the company was significant, and on behalf of management and shareholders, I extend our condolences to his family.

Commitment

One of the characteristics of Silver Standard and its management team is our dedication and loyalty to our shareholders. In September 2005, Linda Sue, our Corporate Secretary, will celebrate her 25th year with the company. On behalf of shareholders, I would like to thank her now for her contribution and dedication. On a similar note, on January 4, 2005, I celebrated my 20th anniversary working for Silver Standard. Your management team continues to be motivated by exploration and development of mineral discoveries that increase shareholder wealth.



Ron Burk, our chief geologist, at the Pitarrilla property in Mexico.

I personally want to thank you, our shareholders, for supporting your management team in achieving our goal of becoming the "silver standard". We have maintained our focus, and we are now realizing the rewards of this discipline. I thank our staff at Silver Standard for their loyalty, professionalism and continuing contribution toward our growth, and to all stakeholders in Silver Standard for the successes that we have collectively achieved.

On behalf of the Board,

Robert A. Quartermain
President
March 11, 2005

Silver Standard owns or has under option a portfolio of 15 core projects at different stages of development, enabling the company to take advantage of, and to grow with, an improving silver price.



Feasibility and Priority:

1 Pirquitas
2 Pitarrilla
3 Manantial Espejo
4 Bowdens

Advanced - Pre-feasibility and Scoping:

5 Berenguela
6 Diablillos
7 Shafter
8 Challacollo
9 Candelaria

Exploration:

10 Maverick Springs
11 San Marcial
12 San Agustin
13 Sulphurets
14 Silvertip
15 Sunrise Lake

Generative:

Mexico
Argentina
Chile
Peru

Resource Summary

Resource Calculation

Silver Standard currently owns or controls through option agreements 15 projects on three continents that together contain:

- measured and indicated silver resources totalling 512.9 million ounces;
- inferred resources totalling 444.0 million ounces;
- measured and indicated gold resources totalling 850,000 ounces; and
- inferred gold resources totalling 1.4 million ounces.

Resources

Finding silver metal and quantifying its extent in the ground is a challenge, yet geologists and mining professionals have developed techniques of sampling and drilling to determine the extent and grade of in-ground mineralization. Although no company knows precisely what is in the ground until it is mined, geoscientists can make projections within a few percent of the actual in-ground mineralization based on physical and scientific data. The Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Australian Institute of Mining and Metallurgy and other professional bodies have developed standard techniques and nomenclature so that silver resources located anywhere in the world can be described and compared with a level of certainty.

Silver Standard employs two professional geoscientists and a geological engineer and has three professional engineers on its board of directors. To ensure transparency and provide independent third party verification, pursuant to Canada's National Instrument 43-101 which deals with the classification of resources, all of the company's projects have been reviewed by independent Qualified Persons. With new acquisitions and additional project drilling in 2004, the total measured and indicated figures have increased from previous years.
The Qualified Person(s) for each of our projects is named below the table.

RESOURCES/MINERALIZED MATERIAL SUMMARY

Property	Resource Category	SSRI % Interest	Tonnes In millions	Silver In g/t	Gold In g/t	By-products In %			SSRI Silver ounces in millions	SSRI Gold ounces in thousands
						Lead	Zinc	Tin		
Pirquitas	Measured Indicated	100.0	5.35 28.70	158.0 137.0			0.65 0.14	0.21 0.55	27.3 125.9	
Pitarrilla	Indicated Inferred	100.0	16.50 4.80	113.5 85.1					60.2 13.1	
Manantial Espejo	Measured Indicated Inferred	50.0	4.72 3.94 1.64	174.0 160.0 158.0	2.5 2.2 1.9				13.2 10.1 4.2	187 139 49
Bowdens	Measured Indicated Inferred	100.0	22.90 24.70 13.40	50.4 53.3 40.9		0.33 0.26 0.21	0.46 0.36 0.32		37.1 42.4 17.6	
Berenguela	Inferred	Option	14.00	125.0					56.3	
Shafter	Measured Indicated Inferred	100.0	0.60 1.29 1.43	339.1 347.7 439.9					6.5 14.5 20.2	
Challacollo	Indicated Inferred	100.0	3.39 4.57	170.6 160.7					18.6 23.6	
Diablillos	Inferred	100.0	41.98	69.5	1.0				93.8	815
Candelaria	Measured Indicated Inferred	100.0	3.08 9.28 50.53	152.2 97.4 51.1	0.1 0.1 0.1				15.1 29.0 82.8	14 31 34
Maverick Springs	Indicated Inferred	Option	63.19 77.63	34.3 34.3					69.6 85.6	
San Marcial	Inferred	100.0	2.31	191.8		0.32	0.7		14.3	
San Agustin	Inferred	100.0	11.22	12.9	1.0				4.6	346
Silvertip	Indicated Inferred	100.0	1.12 1.32	378.0 284.0	0.9 0.5	7.7 5.4	9.5 8.3		13.6 13.2	31 21
Sunrise Lake	Indicated Inferred	100.0	1.52 2.56	262.0 169.0	0.7 0.5	2.4 1.9	6.0 4.4		12.8 13.9	33 42
Sulphurets	Measured Indicated Inferred	100.0	0.13 0.90 0.14	654.9 496.7 171.4	16.6 12.2 18.6				2.8 14.4 0.8	70 352 82
Total Measured									**101.9**	**270**
Total Indicated									**411.0**	**585**
Total Inferred									**444.0**	**1,389**

This table conforms to National Instrument 43-101 and Companion Policy 43-101CP with resource categories conforming to definitions adopted on August 20, 2000 by the Canadian Institute of Mining, Metallurgy and Petroleum. Resources tabulated here were prepared by independent Qualified Persons: Michael Steinmann, P.Geo., vice president, geology-operations, Pan American Silver Corp. **(Manantial Espejo)**; C. Stewart Wallis, P.G., P.Geo. **(Challacollo)**; Steve Ristorcelli, P.Geo. **(Pirquitas)**; James A. McCrea, P.Geo. **(Bowdens, Pitarrilla** and **San Agustin)**; Steve Ristorcelli, P.Geo., and Peter Ronning, P.Eng. **(Diablillos)**; Mark G. Stevens, P.G. **(Candelaria)**; C. Stewart Wallis, P.G., P.Geo., Robert T. McKnight, P.Eng., and David R. Budinski, P.Geo. **(Sulphurets)**; John W. Rozelle, P.G. **(Shafter)**; C. Stewart Wallis, P.G., P.Geo., and Nathan Eric Fier, C.P.G. **(San Marcial)**; Stephen B. Robertson, P.Geo. and Maryse Belanger, P.Geo. **(Silvertip)**; Neil R. Burns, P. Geo. **(Maverick Springs)**; Dr. W.E. Roscoe, P.Eng. and C. Stewart Wallis, P.G., P. Geo **(Sunrise Lake)**. **Berenguela:** Based on a mineable reserve estimated in 1969 by Charter Consolidated Mining Co. prior to the adoption of NI 43-101. Under NI 43-101, the mineable reserve would be classified as a mineral resource.

Cut-offs: Manantial Espejo: 121 g/t silver-equivalent cut-off for Maria, Karina-Union and Concepcion. 288 g/t cut-off Melissa vein. 75.657:1 silver to gold ratio. **Bowdens:** 40 g/t silver-equivalent (silver-equivalent = 88% silver + 92% lead/321+ 65% zinc/169). **Pirquitas:** 30 g/t silver. Indicated resource includes 1.93 million silver oz. in jig tails. **Pitarrilla:** 40 g/t silver. **Shafter:** 5.0 oz./ton silver-equivalent. **Challacollo:** 50 g/t silver. **Diablillos:** 42 g/t silver using 60:1 silver to gold ratio. **Candelaria:** lode resources 0.5 oz/ton soluble silver. **Maverick Springs:** 1.0 oz./ton silver-equivalent. Silver Standard controls 100% of contained silver resources and Vista Gold Corporation controls 100% of contained gold resources. **San Marcial:** 30 g/t silver. **San Agustin:** 0.5 g/t gold. **Silvertip:** 0.0 g/t silver. **Sulphurets:** 0.20 oz./ton gold-equivalent, 55:1 silver-gold ratio.

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured, indicated and inferred mineral resources: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in the Annual Report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" and "indicated mineral resource" categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained silver expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

PIRQUITAS PROJECT, JUJUY PROVINCE, ARGENTINA



Area of the proposed open pit

Location

Pirquitas is located in northern Argentina in Jujuy province. The property is accessible by an all-weather road and is at an elevation of 4,100 meters. All of the surface and mining rights are owned by Sunshine Argentina, Inc., with only provincial royalties payable. Sunshine Argentina is 100% owned by Silver Standard.

Geology

The property is underlain by sediments comprised of shales, sandstones and greywackes, with minor areas of conglomerate. In the vicinity of the mineralization, the host sediments are folded into an east-plunging, gently-folded anticline. The main mineralized veins run parallel to the hinge of the anticline and infill tension joints related to brittle deformation. The silver occurs as silver sulfides and sulfosalts. Potential for expansion of known mineralization is considered excellent.

Metallurgy

Extensive metallurgical testwork has been carried out at Pirquitas establishing recoveries of 76% for silver and 57% for tin. Silver Standard will be undertaking additional metallurgical testwork in its updating of the 2000 feasibility study.

Work

The Pirquitas deposit was discovered in 1930. Between 1933 and 1990, some 25 million ounces of silver were mined from underground silver and tin veins. Sunshine Mining and Refining Company purchased the property in an auction in 1998 and undertook a US$25 million feasibility study, which included extensive surface drilling and underground sampling. Sunshine also purchased all of the surface rights and obtained all the permits necessary for production.

Project Scope

Sunshine Mining's feasibility study was completed by Jacobs Engineering Group in 1999 and 2000. Based on the former manager's feasibility work, Pirquitas would produce approximately 11 million ounces of silver and 3,000 tonnes of tin per annum over an eight-year mine life, making it one of the world's larger primary silver mines. Due to recent valuation adjustments of local and international currencies, the original feasibility work will have to be updated. This will be undertaken in 2005 and 2006 ahead of funding a major open pit operation. In addition to the open pit operation, Silver Standard is looking at small-scale mining of some of the higher-grade outlying veins peripheral to the main body of mineralization. The company will initiate ramping to the Oploca Vein later this year. The company is completing an addendum Environmental Impact Study for approval for this development.

PRE-FEASIBILITY DRILLING

PITARRILLA, MEXICO



Drilling at the Cordon Colorado Zone in early 2005

Location

The Pitarrilla project is located in the northern part of the State of Durango, approximately 90 miles (150 kilometers) north of Durango City. The property can be accessed from several all-weather roads. Electrical power is generated at a dam at Palmito located 19 miles (30 kilometers) to the north.

Geology

Silver mineralization is localized in a rhyolite bed, forming the Cordon Colorado, Javelina Creek, and the Peña Dyke zones. The rhyolite formed as part of a large volcanic complex measuring 2.5 by 4.0 kilometers. The known silver mineralization is restricted to the rhyolitic phases. Values for the Cordon Colorado zone ranged up to 74.2 meters of 178 grams per tonne in hole 30. Peña Dyke values ranged up to 37.6 meters grading 1,562 grams per tonne in hole 31. The silver mineralization appears to be part of an epithermal system originating at depth below the volcanic complex.

Metallurgy

Preliminary testwork indicates recoveries of 95% to 99% can be achieved for silver. The ore mineralogy indicates that some of the silver is refractory, but with pre-treating by pressure oxidation, most of the metal becomes recoverable. Additional testwork will be focused on optimizing the process.

Work

In the late 1990's, Monarch Resources drill tested several gold anomalies on the eastern flank of the hill. Silver Standard acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), which have been tested by over 155 drill holes totaling approximately 19,100 meters. From this we have defined a significant silver resource which remains open in all directions.

Plans

Metallurgical studies will continue to refine the process flow sheet. These will be completed in sufficient detail to be incorporated in a scoping study and possible pre-feasibility study. The Javelina Creek area will be drill tested in detail through 2005, along with the Hilltop Vein. Further prospecting and mapping will be completed to try to locate additional zones of mineralization on this large epithermal system.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Zinc in %	Tin in %	SSRI Silver oz. in millions
Measured	5.35	158.0	0.65	0.21	27.3
Indicated	28.70	137.0	0.14	0.55	125.9

PROJECT OVERVIEW



NUEVO PIRQUITAS
SAN MIGUEL SHAFT
OPLOCA VEIN
Sect.00E
CAMP
LANDING STRIP
LEGEND
Property Boundary
Shaft
Mineralization
Proposed Waste Dumps
meters

SECTION 00E



195°SW
15°NE
4300m
4200m
4100m
4000m
OPLOCA VEIN
LEGEND
Drill Hole
Underground Development
Silver g/t
Length (meters)
Mineralized Intersection
Measured and Indicated Silver>75g/t
Inferred Silver>75g/t
meters

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	SSRI Silver oz. in millions
Indicated	16.50	113.5	60.2
Inferred	4.80	85.1	13.1

PLAN VIEW



2,812,000N
Javelina Creek Zone
Peña Dyke Deposit
Cordon Colorado Deposit
Potential Drill Targets (Based on Rock Chip Samples)
Silver Geochemical Anomalies
Gold Occurences (>1g/t)
meters

CORDON COLORADO CROSS SECTION



Mineralized Zone
Drill Hole
Mineralized Intersection
Silver in g/t
Length (meters)
meters



FEASIBILITY

MANANTIAL ESPEJO, SANTA CRUZ, ARGENTINA (50% INTEREST)



Exploration drilling at Manatial Espejo.

Location

Manantial Espejo is a 50-50 joint venture between Silver Standard and Pan American Silver Corp., with Pan American currently the operator. The property is located in Santa Cruz province in southern Argentina, 100 miles (160 kilometers) by road west of Puerto San Julian and 35 miles (56 kilometers) east of Gobernador Gregores. The property consists of 17 separate claims covering 99 square miles (257 square kilometers). The project is accessible by an all-weather road, and the partners have acquired the surface rights covering the identified mineralization.

Geology

The project area is underlain by a Jurassic intermediate felsic volcanic sedimentary sequence with the economic mineralization hosted in high-angle, low-sulphidization quartz veins that cut all lithologies. The mineralization appears to occur over a 300 meter vertical extent within more brittle massive rhyodacite flows and tuffs. Gold normally occurs as electrum and silver in argentite, acanthite and other sulfosalts.

Metallurgy

Recent metallurgical testwork demonstrated that recoveries of silver in excess of 90% and gold in excess of 93% were achievable and that doré bars could be produced on-site.

Work

Since 1990, over US$21 million has been spent on exploration and pre-feasibility studies, and over 74,800 meters of drilling in 685 holes have outlined four deposits: Maria, Melissa, Union-Karina and Concepcion. In 2004, the joint venture completed in-fill and geotechnical drilling and, from that program, is defining a mineable resource that will be incorporated in a feasibility study. The partners have expanded on-site personnel and opened an office in Gobernador Gregores. Local civic and provincial authorities have expressed their support for the project and the employment benefits it would bring. Late in 2004, with the project advancing to production, the partners purchased six low-hour-used Caterpillar 773D haul trucks. As new trucks require as much as 18 months delivery time, this quality used equipment was available immediately, allowing a quick start-up once a production decision is made. A feasibility study will be completed in the second half of 2005. The partners are currently evaluating whether it will be beneficial to undertake an exploration decline to access ore at depth.

Project Scope

To date, the partners are examining the feasibility of processing mineralization from Manantial Espejo. With the current resources, assuming a 2,000 tonnes per day mining operation, this should be sufficient for an eight to nine-year mine life. Depending on final mine design, average annual production is estimated at 57,000 to 69,000 ounces of gold and 3.6 to 4.5 million ounces of silver.



FEASIBILITY

BOWDENS PROJECT, NEW SOUTH WALES, AUSTRALIA



Infill drilling at Bowdens.

Location

The Bowdens silver project, owned 100% by Silver Standard, subject to a 2% to 1% sliding royalty, is located 125 miles (200 kilometers) northwest of Sydney, Australia. It is readily accessible by road; a major power line is close by; there are coal mines operating in the area; a knowledgeable labor force lives nearby; and the company owns the surface rights covering the mineralization and the proposed mine infrastructure. The property consists of a single exploration tenement covering 146 square miles (379 square kilometers) of favourable geology.

Geology

The silver mineralization is hosted in a Permian flat-lying felsic volcanic sequence consisting of rhyodacite ignimbrites with tuffs and lesser flows. The mineralization appears to favor the contact between a porous tuff and impermeable ignimbrite. The low sulphidation epithermal system has minor lead and zinc, with the silver occurring in galena, sphalerite, tennantite, argentite and percite.

Metallurgy

Metallurgical testwork carried out by the company demonstrates that SAG milling, followed by a conventional flotation circuit would provide optimum recoveries. A silver-rich lead/zinc concentrate and a zinc concentrate with lesser silver could be produced on-site and exported for silver recovery. Metallurgical testwork indicates recoveries are expected to average 88% silver, 92% lead and 65% zinc from an 8,000 tonne per day open pit operation.

Work

To date, 420 holes totaling 45,327 meters have been completed and are sufficient to estimate a measured and indicated resource which, with a positive feasibility study, can be used as the basis to estimate a mineable reserve. Feasibility level studies are currently underway and these will facilitate the permitting process, enabling the project to be developed.

Project Scope

Independent scoping studies suggest the deposit can be mined at a rate of two million tonnes per year, producing 4.5 million ounces of silver, along with 4,750 tonnes of lead and 4,500 tonnes of zinc. Based on recoveries and year-end metals prices, silver represents 75% of the value of the mineralization.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Gold in g/t	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Measured	4.72	174.0	2.5	13.2	187
Indicated	3.94	160.0	2.2	10.1	139
Inferred	1.64	158.0	1.9	4.2	49



VEINS AND RECENT DRILLING
Norte de Concepcion
Veta Marge
Michelle
Veta Desconocida
Veta Marta West
Marge
Sol
K-U NW Extension
Concepcion Vein
Veta Maria
Veta Marta East
Veta Melissa
Vetas Karina/Union
Karina
Melinda
Punta Maria
P Viens
Veta Maria Este
N
0 500 meters



MARIA VEIN – LONG SECTION
800W 700W 600W 500W 400W 300W 200W 100W 0+00 100E
DATUM
400m
380m
300m
200m
100m
00m
LEGEND
Drill Hole Pierce Point
Mineralization
0 50 100 150
meters

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Lead in %	Zinc in %	SSRI Silver oz. in millions
Measured	22.90	50.4	0.33	0.46	37.1
Indicated	24.70	53.3	0.26	0.36	42.4
Inferred	13.40	40.9	0.21	0.32	17.6



BOWDENS DEPOSIT
BUNDARRA NORTH ZONE
MAIN ZONE NORTH
Bundarra Farm
SECTION 10400N
330°M LOCAL GRID NORTH
MAG NORTH
MAIN ZONE SOUTH
BUNDARRA SOUTH ZONE
0 50 100 200
meters
LEGEND
Mineral Intersection >40g/t Silver (inclined)
Mineral Intersection >40g/t Silver (vertical)
Mineralization



SECTION 10400N
650m
600m
550m
500m
450m
LEGEND
RYLSTONE VOLCANICS (EARLY PERMIAN)
Rhyolite Breccia
Ignimbrite
Crystal Lithic Tuff
Mineralization
Major Fault
68.0 Silver g/t
6m Width (meters)
0 25 50 75 100
meters



BERENGUELA OPTION, PERU



Reverse circulation drilling at Berenguela in 2005.

Location

Berenguela is located three miles (five kilometers) northeast of Santa Lucia on the altiplano of southern Peru. Access is good with a major paved highway adjacent to the property. A main-line railway passes within five kilometers of the property.

Geology

The deposit is composed of flat-lying beds in a folded dolomitic limestone. It was formed as a replacement of limestone where hydrothermal solutions deposited hydrated iron and manganese oxides with silver, copper and minor zinc. The deposit is located at surface and forms a body 500 meters wide, at least 1500 meters long and averages 60 meters thick. A 268-tonne bulk sample by Charter Consolidated Mining in 1970 averaged 27% manganese dioxide, 201 grams of silver per tonne and 1.61% copper.

Metallurgy

Kappes, Cassiday & Associates has developed a process of conventional crushing followed by leaching with sulfuric acid and sulfur dioxide. Manganese, copper and silver are then recovered in separate final procedures. Testwork on a bulk sample of ore recovered greater than 90% of all three components.

Work

The deposit was mined by a British firm for 60 years starting in 1905. Production totaled 500,000 tonnes averaging 750 g/t silver for a total production of 12 million ounces of silver. Extensive exploration in the 1960's by Asarco and Charter Consolidated Mining comprised channel sampling of 17,700 meters of underground workings, bulk sampling and diamond drilling of 6,628 meters in 108 holes. In the 1990's, Kappes, Cassiday & Associates bulk sampled, developed metallurgical processes to optimize metal recovery and conducted pre-feasibility studies.

Plans

Our plans are to conduct an extensive drilling program in 2005 and produce a resource estimate in compliance with National Instrument 43-101.

Project Scope

Current studies suggest, at a milling rate of 700,000 tonnes per year, an operation with a 20-year mine life could produce 5.9 million ounces of silver per year.



DIABLILLOS, SALTA PROVINCE, ARGENTINA



Oculto Zone at Diablillos.

Location

Diablillos is located 100 miles (160 kilometers) southwest of Salta on the altiplano of northern Argentina. The property is road accessible.

Geology

The property is underlain by Late Miocene calc-alkaline volcanics and porphyry style intrusions that overlie Ordovician to Cambrian schists and gneisses. The Oculto Zone deposit is an epithermal system at the intersection of the north-south Diablillos-Cerro Galen fault zone and northwest trending Cerro Ratones Lineament chain of volcanoes. Silver and minor gold mineralization occurs as sulfosalts in quartz breccia veins cutting andesites.

Metallurgy

Metallurgical testwork undertaken for Barrick Gold Corporation by Lakefield Research found that the most appropriate process for silver and gold recoveries would be conventional milling. Average recoveries were above 75% for silver and 80% to 85% for gold.

Work

Discovered in the 1970's, the property was primarily explored from 1988 to 2001 by BHP Utah, Pacific Rim Mining and Barrick Gold Corp. Total expenditures by previous operators, in excess of US$17 million, resulted in the discovery of seven mineralized zones; Oculto Zone, the largest, contains the reported resource. Exploration drilling totals over 60,000 meters in over 300 rotary, reverse circulation and diamond drill holes.

Plans

Plans are to continue testing mineralization in the Alpaca area and peripheral showings in the Oculto Zone, in-fill drilling on the Oculto Zone, geological studies to focus exploration on favorable targets, and studies to optimize the economics of potential exploitation of the Oculto Zone resource.

Project Scope

Studies by previous operators indicate that Diablillos will require capital expenditures well in excess of US$100 million and a gold price of over US$400 for an open pit mine operating at 1 million to 1.5 million tonnes per year.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	SSRI Silver oz. in millions
Inferred	14.0	125.0	56.3



DRILL HOLE MAP
8,268,800N
8,268,600N
8,268,400N
Historic Drill Holes
2004 Drill Holes
Road
Adit
Shaft
Cut, Pit
Waste Dump
meters



SECTION 1150E
S
900N
1000N
1100N
N
4200m
4100m
BER-55
DDH-5
BER-43
BER-37
DDH-2
BER-41
BER-44
BER-54
BER-39
BER-40
BER-36
BER-42
BER-38
LEGEND
+ 300 g/t silver
+ 100 g/t silver
Mineralized Intersection
Silver in g/t
meters

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Gold in g/t	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Inferred	41.98	69.5	1.0	93.8	815



PROPERTY MAP
N
LosCorderos
Vicuna
Pedernales Sur
Jasperoid Zone
CerroDelMedio Zone
Relincholl
CerroBayo
Renacuajo
Alpaca
OCULTO ZONE
meters
Mineralization



LONGITUDINAL SECTION
SECTION LOOKING S.E.
N.E.
S.W.
4430m
4330m
4230m
4130m
4030m
RC-96-21
RC-96-20
RC-96-10
RC-97-105
RC-96-27
RC-96-8
RC-96-26
RC-97-66
RC-96-24
RC-96-28
RC-97-59
RC-97-42
Alteration
Vuggy Silica & Alunite
Pervasive-Silicified Alunite
Argillic
Mineralized Zone
Mineralized Intersection
Silver-equivalent in g/t
Length (meters)
meters

ADVANCED EXPLORATION

SHAFTER PROJECT, TEXAS



Head frame at Shafter.

Location
Shafter is located in the Trans-Pecos region of southwest Texas, 18 miles (29 kilometers) north of Presidio in Presidio County. Access and infrastructure are close with Highway 67 and a major power line crossing the property.

Geology
Silver mineralization (with minor lead, zinc and gold) at Shafter and the historic Presidio mine is hosted by the Mina Grande Formation limestone, a Permian reef formation, over approximately a three-mile length. The deposit is similar to the great carbonate-hosted silver deposits of northern Mexico and may be a northern extension of those silver deposits.

Metallurgy
Considerable testwork done by previous owners indicates the highest recoveries for silver will be by conventional (in-tank) leaching followed by production of a silver-gold doré using the Merrill Crowe process. Historic silver recoveries at the Presidio mine were 86% to 87% and are expected to be similar at Shafter.

Work
First discovered in 1880, silver at Shafter was mined in the Presidio mine until 1942. From 2.3 million tons of ore, 35 million ounces of silver were recovered.

In 1977, Gold Fields Mining discovered the Shafter deposit, the eastern extension of the Presidio mine and over 18 years spent approximately US$20 million on project development. Gold Fields, AMAX Mining Corporation and Rio Grande Mining drilled 80,000 meters in 891 drill holes, sunk a 340-meter shaft and completed 1,555 meters of underground development.

In 2003, the company completed transport of a used 800 ton-per-day mill to Shafter and acquired the last of the significant permits to commence production.

Plans
The project is on a care-and-maintenance basis pending higher silver prices. Planned work to advance the project in 2005 includes further metallurgical study, equipment refurbishing and required materials sourcing.

Project Scope
Based upon the scoping study, by Kappes, Cassiday & Associates, Shafter would be mined at the rate of 324,000 tons per year to initially produce 3.2 million ounces of silver per year. Silver production would average 2.6 million ounces per year over the seven-year mine life.

ADVANCED EXPLORATION

CANDELARIA MINE, NEVADA



The Northern Belle pit at Candelaria.

Location
Candelaria is located in Mineral and Esmeralda Counties of west central Nevada, 55 miles (90 kilometers) southeast of Hawthorne and 60 miles (100 kilometers) west of Tonopah. Access is good with a paved road extending off Highway 95 to the mine gate. Critical infrastructure - power lines and water supply installed during previous operations - are maintained for future use.

Geology
The silver deposits at Candelaria originally formed a continuous, tubular-shaped zone with approximate dimensions of 6,100 meters in length, 760 meters in width and thicknesses of one meter to over 30 meters. The mineralization was deposited in regional thrust faults, principally the Lower Candelaria Shear. Later faulting disrupted the continuous zone into structural blocks hosting the current deposits.

All the measured and indicated resources exist as in-situ material beneath the Diablo and Northern Belle pits and 60% of inferred resources exist in the leach pads and low-grade stockpiles. Investigation indicates that 9% to 10% of the silver in Leach Pad 2 remains available for recovery by leaching.

Metallurgy
Testwork and historical production on leach pads indicates approximately 50% of the silver is recoverable by heap leaching. Testwork by the company suggests a process of milling followed by leaching will yield a 75% recovery of silver.

Work
Originally discovered in 1863, Candelaria was intermittently mined by underground methods from discovery to the mid-1960's. Open pit mining began in the late 1970's and ceased in 1999. Silver production totaled about 68 million ounces. Exploration by Kinross Gold Corporation, the former owner, has outlined the Diablo and Northern Belle resources in 109,134 meters of drilling in 771 holes.

Plans
The property is maintained in good standing as are all permits and reclamation bonding. Work continues to decrease bonding obligations while the mine is dormant on care-and-maintenance.

Project Scope
A scoping study prepared by Kappes, Cassiday & Associates suggests the project could be advanced as a milling operation followed by leaching operation, at two million tons per year producing up to 4.5 million ounces of silver, once appropriate silver prices are achieved.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	SSRI Silver oz. in millions
Measured	0.60	339.1	6.5
Indicated	1.29	347.7	14.5
Inferred	1.43	439.9	20.2

COMPILATION MAP



Proposed Plant and Tailings Area
Area of Detail
Existing and Proposed Underground Workings
Shafter Deposit Outline
Shaft
Leasedtothecompany
StateLand
Highway67
Townof Shafter
N
0 500 1000 1500 2000
Feet
LEGEND
• Drill Hole in Mineralization
∘ Peripheral Drill Hole
Mineralization

SECTION DETAIL



SD-22
SD-35
SM-4
SD-34
SD-43
3900'
3700'
3500'
3300'
3100'
2900'
5.20 13.0
6.70 9.0
5.60 24.0
5.60 6.0
8.70 11.0
5.60 7.0
5.5 10.0
9.5 20.0
8.70 10.0
0 100 200 300
feet
LEGEND
9.50= Silver oz./ton
20.0= Width (feet)
Mineralized zone

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Gold in g/t	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Measured	3.08	152.2	0.1	15.1	14
Indicated	9.28	97.4	0.1	29.0	31
Inferred	50.53	51.1	0.1	82.8	34

MINE SITE



LEACH PAD 1
WASTE DUMP
2 miles to Hwy. 95
LEACH PAD 2
GEORGINE PIT
NORTHERN BELLE PIT
Northern Belle Pit Expansion
Deep Diablo Pit Expansion
Low Grade Stockpile
DIABLO PIT
Low Grade Stockpile
Area Permitted for Disturbance
Area Permitted for Future Leach Pad Expansion
Section 1100
WASTE DUMP
0 1000 2000 3000
feet

DIABLO ZONE SECTION 1100E



Cyanide Soluble Silver (Silver oz / ton / Feet)
4.69 / 85
Silver Standard Drilling (Silver oz / ton / Feet)
9.74 / 85
Silver Standard Drill Hole
Historical Drill Hole
Pickhandle Thrust
Fault
Geological Contact, Assumed
Mississippian Pickhandle Fm.
Triassic Candelaria Fm.
Mineralization
Permian Diablo Grit
Ordovician Palmetto Fm.
Quartz Sericite Aplite
Trace of Open Pit
N-939A
N896
N870
N-894A
N771
N805
4.69/85
9.74/85
5.25/80
3/80
0 100 200 300
feet

ADVANCED EXPLORATION

CHALLACOLLO, CHILE



Drilling at the Lolon vein at Challacollo.

Location

Challacollo is located 80 miles (130 kilometers) southeast of Iquique, a major port in northern Chile. Access is good with the Pan American Highway passing 19 miles (30 kilometers) west of the property. A main power grid is located nine miles (15 kilometers) from the property.

Geology

Four major quartz stockwork veins found on the property are considered low-sulphidation, multi-phase vein systems. Exploration activities have concentrated on the Lolon Vein, a steeply dipping vein cutting rhyolites and dacites. The Lolon Vein commonly averages 20 meters in width, but ranges up to 40 meters wide. Silver occurs primarily in the sulfosalt minerals freibergite, pyrargyrite and proustite with less common silver-bearing sulphides, argentite and acanthite.

Metallurgy

Preliminary metallurgical testwork suggests the best recoveries for silver will be by conventional milling followed by cyanidation. Silver recoveries of greater than 90% are expected.

Work

In 1770, Challacollo was considered the largest silver deposit in Chile. Silver production records from 1772 to 1990 are poor, but production is estimated to be greater than six million ounces.

Modern exploration, beginning in 1993, by previous operators and Silver Standard includes geological and geophysical studies, sampling of underground workings and reverse circulation drilling and diamond drilling (8,993 meters drilled in 55 holes by the company).

Preliminary metallurgical testwork has also been conducted by Silver Standard and a scoping study has been completed.

Plans

Challacollo will be held on care-and-maintenance and brought into the development pipeline as other core projects are advanced.

Project Scope

Initial results of the scoping study, by Kappes, Cassiday & Associates, suggest Challacollo would be mined at the rate of 290,000 tonnes per year to produce 2.3 million ounces of silver and 2,500 ounces of gold per year over a nine-year mine life.

EXPLORATION

MAVERICK SPRINGS OPTION, NEVADA



Reverse circulation drilling at Maverick Springs in 2004.

Location

Maverick Springs is located in northeastern Nevada, about halfway between Elko and Ely, at the southeast end of the Carlin Trend belt of gold-silver deposits. Access is by a 25-mile (40 kilometer) gravel road from the town of Ruby Valley.

Geology

The silver-gold mineralization occurs as a Carlin-type, sediment/carbonate-hosted disseminated deposit, in Permian Rib Hill Formation calcareous and siliciclastic sediments. The mineralization forms an arch-shaped zone of about 2,400 meters in length, with a width of 760 meters and a thickness of approximately 60 meters. Mineralization is open to the south and north-northwest.

Metallurgy

Preliminary testwork of the mineralization indicates a process of milling with cyanide leaching will yield 63% to 97% recoveries for silver.

Work

The property was first staked in 1986 by Artemis Exploration Company. Vista Gold Corp. acquired a lease on the property in October 2002 and subsequently formed a joint venture with Silver Standard in 2003. Silver Standard will have the rights to the silver resource while Vista Gold will have the rights to the gold resource. A total of 172 holes has been drilled on the property, including 13 holes on behalf of the joint venture in 2004.

Plans

Plans include continuation of drilling to increase the resource, further metallurgical studies to refine a recovery process and improve silver recoveries, and a scoping study to define the project economics.

Project Scope

Maverick Springs hosts a large silver-rich system that may be amenable to low cost bulk mining, similar to other Carlin-type deposits.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	SSRI Silver oz. in millions
Indicated	3.39	170.6	18.6
Inferred	4.57	160.7	23.6



PROPERTY MAP
Long Section
LEGEND
Mineralization
Drill hole
Fault
0
1000
2000
meters



POLYGONAL RESOURCE
Cerro Challacollo
Humberto Adit
1550m
1500m
1450m
1400m
1350m
1300m
1250m
1200m
7,682,500N
7,682,600N
7,682,650N
7,683,000N
7,683,500N
MINERALIZATION
Indicated Resource
Inferred Resource
Mined Areas
0
100
meters

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	SSRI Silver oz. in millions
Indicated	63.19	34.3	69.6
Inferred	77.63	34.3	85.6



DRILL HOLE MAP
644,500E
645,500E
646,000E
4,445,000N
4,444,500N
4,444,000N
4,443,500N
4,443,000N
Feet x Silver (in oz./ton)
< 100
100 - 200
+ 200
Zone 2
Zone 1
0
100
200
400
600
meters



SECTION A-A
MR101
MR098
MR086
MR050
MR103
MR076
MR136
MR145
MR144
MR134
MR148
2200m
2000m
1800m
Conglomerate
Tertiary
Fine Grained
Sandstones
Sandstones
Fine Grained
Main Mineralized Zone
Drill Hole
0
100
200
meters



EXPLORATION

SAN AGUSTIN, MEXICO



Drilling at San Agustin in 2004

Location

San Agustin is a gold-silver project owned by the company, located 52 miles (85 kilometers) north of Durango City in the State of Durango. Infrastructure is close by and paved Highway 45 passes six miles (10 kilometers) east of the property.

Geology

The local geology consists of a dacite volcanic dome complex resting on fine siltstones and sandstones. Blocks of the sediment are locally separated by volcanics. The entire package was structurally brecciated and mineralized with gold and silver. Surface oxidation averages 20 to 30 meters in depth. Significant gold values include 1.23 grams per tonne over 108 meters, which was intersected in hole 71.

Work

In 1997 and 1998, Monarch Resources completed mapping, soil sampling and 69 drill holes totaling 10,400 meters outlining the San Agustin gold-silver mineralization. Silver Standard acquired the property in 2003 by staking and immediately began detailed surface sampling of the known mineralization. This was followed up with a reverse circulation drill program that totaled 3,890 meters in 24 holes. This drilling intersected broad zones of low-grade mineralization and several structures with high-grade gold-silver values.

Plans

Additional drilling will be undertaken in 2005 and a resource calculation will be updated, along with preliminary metallurgical studies. This work will be necessary to undertake a preliminary engineering scoping study.



EXPLORATION

SAN MARCIAL, MEXICO


Silver in g/t
Length (meters)
Historic Underground Workings
0 25 50 75
meters
N

The property is located in the Sierra Madre mountains, 56 miles (90 kilometers) east of Mazatlan in Mexico, in geology similar to that hosting Pan American's Alamo Dorado project. To date, drilling has outlined three parallel structures that extend over 1,475 feet (450 meters) in length and are open in all directions. The company exercised its option and acquired this property in 2004. The property has bulk tonnage as well as high-grade potential. The company is examining some of the higher grade areas for commercial extraction.



EXPLORATION

MEXICO GENERATIVE


MEXICO GENERATIVE
MONTERREY
ZACATECAS
Gulf of Mexico
Pacific Ocean
Mexico City

Based on the company's success at Pitarrilla, Silver Standard has acquired additional silver properties in Mexico. These properties, all owned by the company, lie within the central Mexican silver or Parral-Zacatecas belt, which extends from Parral in Chihuahua in the north through Zacatecas in the south. The belt is 600 kilometers (375 miles) long by 150 kilometers (approximately 90 miles) wide. Within this belt occur numerous gold-silver occurrences and mines including the prolific Fresnillo Mine, the world's largest primary silver mine.

Silver and silver-gold mineralization along the Parral-Zacatecas belt occurs as high-grade epithermal veins or sediment-hosted replacement bodies disseminated in felsic geologic environments, all generally associated with Tertiary age intrusives. Silver Standard's properties are mainly in epithermal vein and hot spring environments or manto and chimney replacements in carbonate environments. Exploration will be undertaken on these projects in 2005.

RESOURCE SUMMARY

	Tonnes in millions	Silver in g/t	Gold in g/t	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Inferred	11.22	12.9	1.0	4.6	346



DRILL HOLE MAP
N
CERRO ENCINO
CERRO HALCON
A
A'
LEGEND
Previous Drilling
Drill Hole (Silver Standard)
Mineralized Intersection
0
100
meters



SECTION A-A
1950m
1850m
1750m
SA-71
SA-74
SA-73
SA-75
SA-76
SA-77
SA-78
0.98 / 180m
0.68 / 160m
0.61 / 75m
0.52 / 78m
0.45 / 149m
0.49 / 25m
0.63 / 10m
0.59 / 12m
Mineralized Zone
0.98 / 180m
Gold in g/t / Length (meters)
0 25 50 100
meters
Drill Hole



EXPLORATION

ARGENTINA AND CHILE GENERATIVE



ARGENTINA GENERATIVE
South Atlantic Ocean

Since 2002, Silver Standard has been actively engaged in grass roots exploration for bulk mineable silver deposits in Argentina and Chile, as well as Mexico since such discoveries can create additional shareholder value at low cost.

The company has staked 19 cateos (claims) totalling 136,000 hectares (525 square miles) in southern Argentina. These claims, owned 100% by Silver Standard, cover prospective ground underlain by Jurassic calcareous sediments and intermediate volcanics similar to those of the Navidad silver discovery. Preliminary prospecting has been carried out on some of these claims and further work is planned in 2005. With Silver Standard's focus on more mature projects, some of these claims will be made available for joint venture exploration.



EXPLORATION

PERU GENERATIVE

Peru has been among the largest producers of silver in the world, primarily as a by-product of base metal and gold mining. However, there has been little emphasis on early stage exploration for surficial silver deposits.

In March 2005, the company concluded an agreement with Esperanza Silver Corporation, of which Silver Standard is already a shareholder, to form a 50/50 joint venture to explore for bulk mineable silver in Peru. In the first two years, Silver Standard will contribute US$300,000 to the overall joint venture budget of US$500,000 and will have an opportunity to increase its interest in the joint venture to 55% with an additional US$500,000 contribution. Under certain conditions, Silver Standard will have the right to finance a project to production with Esperanza Silver retaining a 20% interest. The joint venture already has several attractive prospects to examine.

EXPLORATION

SULPHURETS, BRITISH COLUMBIA


N
Snowfield Zone
Mineralization
HANGING GLACIER
BRUCESIDE
WEST ZONE
SULPHURETS GLACIER
SULPHURETS GLACIER
0 1000 2000
meters

This high-grade, gold-silver project is located in northern British Columbia and has had over $40 million spent since 1986 on its exploration and development. Work included 78,300 meters of surface and underground diamond drilling, 5,275 meters (3.3 miles) of underground development and completion of a feasibility study for a 350 ton/day operation.

The West Zone is the location of eight steeply-dipping veins containing silver-gold mineralization, some of which are up to 40 meters (130 feet) in width. The Sulphurets project is an advanced project suitable for development dependent on silver prices.

As a gold-dominant project located in northern British Columbia, Sulphurets is not core to Silver Standard, and we are seeking ways to monetize our purchase of this asset and redeploy the capital in other silver-dominant projects.

EXPLORATION

SILVERTIP, BRITISH COLUMBIA


N
Camp Creek Fault
Portal
Silver Creek Zones
SILVERTIP
MAP AREA
PROPERTY
0 5000
meters
Mineralization
Underground Workings

This project, located in northern British Columbia approximately 50 miles (85 kilometers) southwest of Watson Lake, Yukon Territory, hosts a significant silver resource within a high-grade, base metal-dominant manto deposit.

Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. Expenditures on the property have exceeded $23 million but, similar to other company acquisitions, Silver Standard's cost of $1.8 million was a small percentage of past investment.

The property is 100%-owned, subject to a 5% net profits royalty on some non-core claims. Silvertip is among the highest grade carbonate replacement deposits in North America with combined grades of 17% lead-zinc and exploration potential is considered to be very good. Silver Standard plans to hold the property on a care and maintenance basis *pending higher base metal and silver prices.*

EXPLORATION

SUNRISE LAKE, NORTHWEST TERRITORIES


Stringer Mineralization (Inferred Open Pittable)
(Indicated) Massive Sulphide and Adjacent Stringer Mineralization
(Inferred) Massive Sulphide and Adjacent Stringer Mineralization
0 100
meters

This property, located in the Northwest Territories some 130 kilometers (81 miles) northeast of Yellowknife, hosts silver-gold and base metal mineralization outlined by 21,774 meters of surface diamond drilling since discovery in 1987. The Sunrise Lake deposit is a typical volcanogenic massive sulphide deposit comprising a steeply dipping massive lens three to four meters thick, 120 meters wide and 190 meters long. Underlying the massive sulphide mineralization is lower grade disseminated mineralization up to about 50 meters thick.

The property is 100%-owned, subject to a 5% net profits royalty. Exploration potential is considered good.







Unique Characteristics:

Photosensitive
Reflective
Ductile
Biocidal
Thermally conductive
Best electrical conductor

Uses:

Photography
Jewelry
Silverware and decorative objects
Water purification
Electrical contacts and connectors
Coinage
Silver plating
Bearings
Solders
Batteries
Mirrors
Chemical catalysts
Chemical process applications
Burn treatments
Dental alloys and amalgams
Investment products

New Uses:

Superconductors
Anti-fouling paints
Electronics
Bactericides

Silver Market Update

For 2004, silver demand is estimated to exceed supply by approximately 51 million ounces. This is the sixteenth consecutive year of supply deficit. Through this period, over 2.2 billion ounces of silver have been drawn from reported and undisclosed inventories to make up the shortfall. This consistent supply deficit is a characteristic unique to silver and one that reinforces our own belief in strengthening silver prices over time.

The data incorporated in the following discussion on silver is based on research and projections from CPM Group of New York. Silver demand in 2004 saw an increase in industrial use worldwide. This factor, along with renewed interest in physical silver, resulted in total 2004 demand increasing 2.8% to 782 million ounces of silver. Photographic demand was flat compared to 2003, but all other silver uses, such as jewelry and silverware, electronics and other uses, increased. This is a net increase of approximately 21 million ounces over 2003.

Digital cameras continue to make inroads against consumer film use but increasing photographic use in x-rays, graphic arts and disposable cameras, and further growth in China and Asia, have offset digital's influence during 2004. Photographic demand for silver is expected to increase modestly in 2005 and to continue growing due to escalating demand for quality prints from digital cameras.

Demand for jewelry and silverware remained strong in Italy, Japan and the United States, but may weaken in 2005 if silver prices remain above US$7.00 per ounce. Electronics demand in 2004 was also strong at 109 million ounces, reflecting demand in consumer products and is expected to remain strong in 2005.

Other uses consumed about 148 million ounces as solders, bearings, chemical catalysts used to make the basic feedstock for polyethylene, mirrors, medicines, dental alloys, and other applications. Another 10 million ounces of silver were used in the making of silver bullion coins, which investors buy. These are counted as separate from fabricated products, since they are 'bullion-like' and purchased for their silver content.

Demand in 2005 is expected to increase in all sectors of silver except jewelry and silverware. The net effect of reduced demand in this sector may be an overall decline in demand in 2005 compared to 2004. However, a significant market deficit is expected in 2005 since mine supply is growing at a slower pace than overall demand.

Supply in 2004 totaled approximately 782 million ounces. The largest component of supply was mine production at some 492 million ounces – up 2.3% from the 480 million ounces mined in 2003. Higher mine supply of silver in 2004 accompanied expanding base metal production, particularly in Australia. In 2005, mine supply may grow by another 2%.

Secondary supply, which is largely scrap, comes from photographic recycling, silver coinage, and jewelry. These supplies totaled about 240 million ounces in 2004, down from 247 million ounces in 2003.

CPM Group noted two interesting trends in the silver and derivative markets since 2001. First, the volumes of silver futures and options being traded on organized exchanges have risen by 50%. Second, the volume of physical silver traded through the London-centered international bullion banking market has fallen substantially, indicating tightening of supply for the physical silver market.

With over a decade and a half of supply deficits, the forces influencing the silver market appear headed for continued volatility.

Growing, new uses for silver

CPM Group estimates that growth in other uses of silver (after jewelry, silverware, photography, electronics and batteries) will climb 14% between 2003 and 2005 to almost 160 million ounces annually. Here are some highlights of developments that occurred in 2004, courtesy of The Silver Institute, which directs some of its funding to research and development of new applications for silver.

Silver Biocides

Silver has many growing applications in water purification. The Silver Institute estimated the market for silver biocides in 2004 at 2.9 million ounces.

Drinking Water Systems

Systems for the home and office use filters made from silver on carbon or silver on ceramic substrates.

Grey Water Recycling

Silver biocides have promise for systems to recycle lightly polluted or grey water from showers and baths in hotels, hospitals, nursing homes and other institutional facilities. New York and several cities in Belgium are investigating recycling of municipal water.

Ice Making

In the last two years, silver-based biocides have been incorporated into components of ice-making machinery to prevent build-up of slime and bacteria.

The volume of physical silver traded through the London-centered international bullion banking market has fallen substantially, indicating tightening of supply for the physical silver market.


Trends in Silver Demand - 1994-2004
in millions of ounces
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004p 2005p
Photograpy
Jewelry and Silverware
Electronics, Batteries, Other Uses and Coinage
Source: CPM Group


Silver in Photography
in millions of ounces
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
Photo Films
X-Ray Films
Photo Papers
Graphic Arts Films/Papers
Motion Picture Films
Source: Photofinishing News Copyright 2005


Consumer Film & Digital Prints
in billions of prints
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
From Film
From Digital
Source: Photofinishing News Copyright 2005


Reported and Unreported Silver Holdings
in millions of ounces
600
500
400
300
200
100
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Government
Market Exchanges
Market Dealers
Source: CPM Group


Comex Silver Stocks
in millions of ounces
300
250
200
150
100
50
0
1/1/94
1/1/95
1/1/96
1/1/97
1/1/98
1/1/99
1/1/00
1/1/01
1/1/02
1/1/03
1/1/04
Eligible
Registered
Source: CPM Group

Food Processing
T.P. Technology Plc, in the United Kingdom, is using a silver/copper ionization system to purify water in the processing of fruits and vegetables. "Substantial" sales worldwide are reported by company officials. For more information, visit www.tarn-pure.com.

The U.S. Food and Drug Administration approved AgION™'s Silver Antimicrobial Type AK to its approved list of food contact substances. The approval allows its use in food collection and storage equipment, appliances and beverage processing equipment. This AgION™ product is comprised of 5% silver packaged in an inert crystalline carrier. AgION Technologies, Inc. is a leader in the development of antimicrobial products using silver to reduce the impact of destructive bacteria, mold and mildew. For more information, visit www.agion-tech.com.

Drinking Water
Silver-copper ion water treatment units have been installed in all 12 of Canada's Calgary-region hospitals to prevent Legionnaires and other bacterial and fungal diseases from living in plumbing.

Bandages
CURAD and Johnson & Johnson have both introduced silver-based products into the growing silver-based bandage market. CURAD, a unit of Beiersdorf USA, is marketing CURAD® Silver bandages for consumers. For more information, visit www.curadusa.com. Johnson & Johnson is selling an antimicrobial alginate dressing, Silvercel, which uses X-static silver fibers from Noble Fiber Technologies, in the health care professional market. For more information, visit www.jnj.com.

Appliances
Korean manufacturers Samsung Electronics and LG Electronics have introduced appliances using silver nanotechnology. Samsung was first with a washing machine that sanitizes and deodorizes clothes and both companies offer refrigerators that kill bacteria and the odors they cause.

Silver Inks
Dow Corning Corporation introduced five products in its family of highly conductive silver inks used in applications such as smart cards, radio frequency identification tags, flexible circuits and antennas for handheld devices. These inks act essentially as flat wires to connect electrical components. The company expects to see double-digit growth over the next several years.

Superconductors
American Superconductor Corporation (ASC) and Northrop Grumman Marine Systems have begun a joint effort to develop, market and sell products for the U.S. military using high temperature superconductor (HTS) wire. Last year, ASC stated that the electrical carrying capacity of its second generation (2G) HTS wire has improved substantially and indicated its wires are approaching a threshold where they could be widely used in commercial applications.

HTS 2G wire looks similar to "layered pieces of tape" in contrast to the multifilamentary, first generation (1G) HTS wire. Silver is used in both types and silver consumption has been estimated at about 50 million ounces per year. ASC reported that its AMSC Wires business unit shipped a record 163,000 meters of high-performance 1G HTS wire in its third fiscal quarter ended December 31, 2004. For more information, visit www.amsuper.com.

Vitaly L. Ginzburg, Alexei A. Abrikosov and Anthony Leggatt shared the 2003 Nobel Prize in physics for their pioneering work in superfluids and superconductors.

The electrical carrying capacity of second generation HTS wire has improved substantially and is approaching a threshold where it could be widely used in commercial applications.

Fabrics and Clothing

Stearns & Foster is marketing a line of mattresses (Silver Dream) in the United States that incorporates silver into the fabric. According to the company, silver is ideal in killing odors caused by bacteria and helps prevent static electricity. For more information, visit www.stearnsandfoster.com.

Milliken-Kex, a unit of United Kingdom-based Milliken & Company is selling a line of rubber mats that feature antimicrobial silver-based UltraSan and anti-fatigue properties from Elastoguard rubber. The mats are becoming popular in kitchens, food processing plants, and grocery stores where workers spend a lot of time on their feet in bacteria-prone environments. These mats are the first to incorporate an antimicrobial, which is NSF and FDA compliant: www.milliken-kex.com.

Zensah Performance (www.zensah.com) has developed proprietary technology for seamless athletic and performance apparel. Zensah's fabric contains a layer of silver ions which help regulate body temperature, keeping athletes cool and dry in the summer and preserving body warmth in the winter. The fabric helps keep garments odor free and has moisture wicking properties to draw sweat away from the body. Zensah produces shirts and shorts that are available through its web site.

Coinage

CPM Group estimates that silver usage in coinage and medals was about 10 million ounces in 2004. The U.S. Mint expected to sell 500,000 silver dollars in 2004 that commemorate the 125th anniversary of Thomas Edison's invention of the light bulb. The coin contains 90% silver and 10% copper.

Mexico's national mint, Casa de Moneda, introduced a new series of 32 different coins, one each month through 2005, for each Mexican state. Each coin contains 16.8 grams of silver (0.5 ounces) and could potentially consume over four million ounces of silver.

Japan's Taisei Coins Corp. is selling silver and gold coins commemorating the 30th anniversary of the country's most widely known cat, Hello Kitty.

Conclusion

The growing economies of China, India and other countries in Asia, a renewed interest in silver as an investment, in addition to its industrial applications, all speak to a robust future for silver.



SILVER PRICES AND GOLD:SILVER RATIO
Silver: Gold Ratio
120.00
100.00
80.00
60.00
40.00
20.00
0
Silver in US$/oz.
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Silver (in U.S.$/oz.)
Gold:Silver Ratio
Source: CPM Group



SILVER MARKET SURPLUS AND DEFICIT - 1977-2005
in millions of ounces
250
200
150
100
50
0
-50
-100
-150
-200
-250
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005p
Source: CPM Group

This discussion and analysis of the audited consolidated operating results and financial condition of the company for twelve months ended December 31, 2004 and 2003 is prepared as of March 4, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company's annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov.

The MD&A contains certain forward-looking statements such as the company's future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. ("Silver Standard" or the "company") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

1. BUSINESS OVERVIEW

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Canada, Mexico, Chile, Peru, the United States and Australia. The company's strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2. FINANCIAL OVERVIEW FOR 2004

- In January 2004, the company raised $43,951,000 through the issue of 2,955,000 units under a private placement.
- In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project in Peru.
- In April and May 2004, the company purchased 1,953,000 ounces of silver bullion at an average cost of US $5.85 per ounce, for a total cost of $15,780,000.
- In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold 100% of this property. The acquisition was made by the issuance of 2,663,000 common shares of the company valued at $49,798,000.
- Total cash expenditures on mineral properties was a company record of $12,796,000. The main expenditures were on the Pitarrilla property in Mexico at $3,693,000 and on the Manantial Espejo property in Argentina at $3,037,000.
- The company ended the year with a record working capital balance of $61,628,000 (2003 - $16,893,000). Cash at year end was $45,703,000 (2003 - $16,428,000) and the carrying value of unrestricted silver bullion was $13,487,000.

3. FINANCIAL RESULTS

For the year ended December 31, 2004, the company recorded total other income of $4,729,000 and this compares to a loss of $391,000 in the prior year. After deducting exploration and mineral property expenses of $723,000 (2003 - $972,000), corporate administration and other expenses of $3,073,000 (2003 - $2,406,000) and values assigned to stock options granted during the year of $2,451,000 (2003 - $169,000), a net loss of $1,518,000 (2003 - $3,938,000) was recorded in the year. The net loss per share was $0.03 in 2004 compared to $0.10 in 2003. The two significant events affecting the 2004 results were the gains realized from the sale of investments and non-core properties and the January 1, 2004 adoption of the fair value based method of accounting for stock options granted to employees and directors.

The following table sets forth selected financial data from the company's Audited Consolidated Financial Statements and should be read in conjunction with these statements:

	2004 $	2003 $	2002 $
Total revenues	nil	nil	nil
Loss	1,518,000	3,938,000	2,198,000
Loss per share	0.03	0.10	0.06
Total assets	210,100,000	85,213,000	74,748,000
Working capital	61,628,000	16,893,000	16,430,000
Long-term debt	46,000	75,000	249,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of the last 8 quarters:

Quarter ending	Total Revenues $	Net Income (Loss) $	Net Income (Loss) [4]Per Share $
December 31, 2004	nil	[1](2,947,000)	(0.06)
September 30, 2004	nil	[2]1,004,000	0.02
June 30, 2004	nil	(195,000)	(0.00)
March 31, 2004	nil	[3]620,000	0.01
December 31, 2003	nil	(1,282,000)	(0.03)
September 30, 2003	nil	(429,000)	(0.01)
June 30, 2003	nil	(1,140,000)	(0.03)
March 31, 2003	nil	(1,087,000)	(0.03)

Explanatory notes:

(1) *During the fourth quarter, $2,072,000 in non-cash expenses were recorded relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.*

(2) *The main contributing factor for the income recorded in the quarter was a $1,710,000 gain on sales of marketable securities.*

(3) *Gains on the sale of marketable securities of $324,000, gains on the sale of mineral properties of $437,000, investment income of $325,000 and $212,000 in foreign exchange gains were recorded during the quarter.*

(4) *Basic and diluted loss per common share.*

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

Exploration and mineral property costs	2004 $	2003 $
Property examination and exploration	471	465
Reclamation and accretion	252	507
	723	972

The company continued its effort to find new silver resources through generative exploration programs and these costs are expensed until such time as a property is acquired. The focus of our 2004 generative programs continued to be in Mexico where the company spent $333,000 with the balance spent in Peru, Chile and Argentina. Going forward in 2005, our exploration efforts will be directed towards programs in Mexico, Argentina and Peru.

Reclamation in 2004 amounted to $252,000 compared to $507,000 in 2003. In January 2003, the company adopted the new standard of accounting for asset retirement obligations. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount and timing of underlying future cash flows. In 2004, the company's estimates of its ultimate reclamation and site restoration liability was reduced with respect to its Silver Standard Mine property in northern British Columbia. This reduction has been reflected in the reduced 2004 reclamation expense.

Expenses	2004 $	2003 $
Depreciation	57	30
General and administration	2,202	1,579
Professional fees	122	143
Salaries and employee benefits	692	654
Stock-based compensation	2,451	169
	5,524	2,575

Depreciation expense during the year almost doubled to $57,000 from the $30,000 recorded in the prior year. The company expanded its corporate office space in 2004 and purchased additional computer hardware and software. The increased depreciation relates to the amortization of equipment and leasehold improvements over their useful lives.

General and administration expenses were $2,202,000 for the year, an increase of $623,000 from the prior year. Of the increase, $282,000 relates to non-recurring costs paid for listing fees on the Toronto Stock Exchange (TSX) and the Nasdaq National Market in the fourth quarter. Prior to these listings, the company was listed on the TSX Venture Exchange and the Nasdaq SmallCap. In 2004, we spent $863,000 on investor relations, which was an increase of $226,000 over the prior year. Our investor relations objectives in 2004 were to (a) continuously inform shareholders and prospective investors about the company; (b) maintain management's relationships with investors through presence at key investor conferences, investor and mining-related internet sites and publications and shareholder information meetings; and (c) to increase institutional interest in the company. The company was successful in meeting these objectives as evidenced by the successful completion of the $44.0 million private placement in January 2004 and the increase in its institutional investors from 5% in early 2003 to the present 20%. Other areas where we saw administrative costs increase over the prior year were ongoing listing and filings fees ($53,000), shareholder mailing costs ($42,000), insurance ($31,000), compensation review expense ($29,000), office rent ($36,000) and costs associated with the insurance and storage of silver bullion ($24,000). Offsetting a portion of these additional cost increases were recoveries from mineral properties. In 2004, we started to recover certain of our office overheads based on our employees' time spent on mineral property related activities.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2004 were $122,000 compared to $143,000 in the prior year. The reduction in 2004 costs relates to less tax consulting work being performed in 2004.

Salaries and employee benefits for the year were $692,000 compared to $654,000 in the prior year. Higher costs were associated with salary increases as a result of increased competition for human resources, the addition of three new employees hired during the year and greater staff bonuses were partially offset by the increased recoveries of time allocated to various mineral properties and investor relations activities.

Stock-based compensation is a non-cash expense and for the year was $2,451,000 compared to $169,000 in the prior year. As explained in greater detail under Significant Changes in Accounting Policies, in January 2004, the company started to expense the fair value of stock options granted to employees and directors. Prior to the adoption of this policy, the company was required only to expense the value of options granted to consultants and reflect the value of options granted to employees and directors in pro forma earnings in notes to the financial statements. Had the value of options granted to employees and directors in 2003 been expensed, the comparable expense for 2003 would have been $3,009,000.

Other income (expenses)	2004 $	2003 $
Investment income	1,151,000	379,000
Gain (loss) on sale of marketable securities and investment writedowns	2,525,000	(101,000)
Gain on sale of mineral properties	931,000	-
Foreign exchange gain (loss)	171,000	(669,000)
Other	(49,000)	-
	4,729,000	(391,000)

For a company in the exploration and development stage, it is unusual to be able to generate income to exceed its corporate administration and other cash expenses. Your company was able to achieve this principally by the sale of non-core properties and share equity investments in other companies, as well as interest earned on its sizable cash balances.

Investment income was $1,151,000 for the year compared to $379,000 in the prior year. The increase relates to interest earned on the $44.0 million private placement that took place in January 2004. At the end of the year, our cash balance stands at $45.7 million and continues to generate good investment income.

During 2004, interests in four non-core properties that had been in the company for many years, carried at nil value, were sold for shares in a publicly-traded company to realize a gain of $931,000 (2003 – nil). These shares were subsequently sold, along with some other publicly-traded investments that the company held, to realize further gains on sale of marketable securities of $2,577,000 (2003 – nil). Partially offsetting these latter gains were marketable security write-downs of $52,000 (2003 - $101,000).

In 2004, the company recorded $171,000 in foreign exchange gains compared to a loss of $669,000 in 2003. The Canadian dollar has appreciated 31% against the U.S. dollar in the past two years. The loss recorded in 2003 resulted from the impact of holding some of our cash balances in U.S. dollars. As we report our financial statements in Canadian dollars, losses were reflected as the U.S. dollar weakened. Going forward into 2004, we adopted a policy of converting any U.S. dollars received into Canadian dollars and purchasing U.S. dollars only when required for funding of our various property programs. The policy has served us well in 2004. The $171,000 gain reported in 2004 reflects gains realized in the first quarter of 2004 when the U.S. dollars received from the private placement were sold.

4. FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the year, cash inflows and outflows for the year, silver bullion and other capital resources follows:

Operating Activities

Cash flow from operations was a usage of funds of $2,445,000 in 2004, compared to a usage of $3,303,000 in 2003.

Cash and Cash Equivalents

At the end of the year, the company's free cash position, including short-term deposits, stood at $45,703,000 (2003 - $16,428,000). Working capital was a record $61,628,000 compared to $16,893,000 in the prior year.

Financing Activities

During 2004, a total of $60,334,000 was raised by issuing new equity compared to $13,229,000 in 2003. The following table shows how the funds were raised:

	2004 $	2003 $
Private placement	43,951,000	-
Exercise of stock options	2,963,000	2,140,000
Exercise of warrants	13,420,000	11,089,000
	60,334,000	13,229,000

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000 and paid $928,000 in cash as finders' fees and other costs relating to this placement.

A total of 525,700 shares were issued on the exercise of stock options for total proceeds received of $2,963,000 in 2004. The weighted average price received on the exercise of options was $5.64 per share. A further 2,686,620 shares were issued in 2004 for proceeds of $13,420,000 on the exercise of share purchase warrants, with a weighted average price received of $4.99 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2004 compared to 2003 by property is as follows:

	2004 $	2003 $
Diablillos	187,000	666,000
Manantial Espejo	3,037,000	830,000
Pirquitas	539,000	119,000
Bowdens	868,000	1,485,000
Sunrise	5,000	687,000
Challacollo	230,000	2,582,000
Pitarrilla	3,693,000	677,000
San Agustin	454,000	150,000
San Marcial	535,000	93,000
Candelaria	422,000	476,000
Maverick Springs	947,000	868,000
Berenguela	933,000	-
Shafter	454,000	743,000
Other	492,000	457,000
	12,796,000	9,833,000

The above table reflects cash expenditures by property. It does not include the value assigned to shares issued for mineral properties.

As can be seen from the above table, the most active programs in 2004 were at the Pitarrilla property in Mexico and the Manantial Espejo property in Argentina. Of the $3,693,000 spent at Pitarrilla, $1,241,000 was spent on land acquisitions, with the balance on drilling, assaying and other exploration activities. This property was discovered in 2002 and has rapidly been advanced, such that the property currently has 60.2 million indicated and 13.1 million inferred silver resource ounces. Our plan in 2005 for Pitarrilla is to outline additional resources, refine the metallurgical test work for optimization of silver recovery and move to a feasibility study. The Manantial Espejo property is a 50-50% joint venture with Pan American Silver Corp. and we spent $3,037,000 on this property in 2004. The main expenditures included $925,000 for drilling, $314,000 in value added taxes, $271,000 on metallurgical work, $235,000 on consulting, $229,000 on assaying, $205,000 on geological salaries, with the balance spent on various other activities, including commencement of a feasibility study, which is scheduled for completion in 2005.

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in Peru. The company paid US$200,000 and issued 17,500 common shares valued at $291,000 with an undertaking to complete a minimum US$500,000 exploration program and a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 (Cdn $670,000) had been spent on in-ground exploration. Total cash costs paid by the company, including the US$200,000 paid to the vendors, were $933,000 in 2004.

In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold a 100% interest in this property. Consideration on this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company accounted for the acquisition as a business combination with $63,899,000 of the value assigned to property acquisition and $99,000 assigned to working capital. A $14,200,000 future income tax liability arose on this transaction due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. This difference was also applied to increase the carrying value of the property. Total cash costs incurred by the company on this property in 2004 were $539,000.

Property, Plant and Equipment

A total of $710,000 was spent during 2004 on property, plant and equipment, compared to $57,000 in 2003. Of the amounts spent in 2004, $351,000 related to a purchase of land, $100,000 related to office furniture, equipment and computers, $117,000 related to leasehold improvements and $142,000 related to the purchase of exploration vehicles in Mexico. Proceeds on the sale of property, plant and equipment in 2004 were $53,000 (2003 – nil).

Purchase of Silver Bullion

In early 2004, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000 and holds 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. The company's silver bullion is carried on the balance sheet at the lower of cost or net realizable value. At December 31, 2004, the market value of our silver bullion was $16,028,000. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for the company's cash reserves and to provide maximum exposure to silver.

Marketable Securities

The company purchased $2,755,000 in marketable securities during the year, compared to $1,042,000 in the prior year. These investments were made in various mineral exploration companies and, at December 31, 2004, our carried cost was $1,329,000 (2003 - $1,457,000) compared to market value of $4,122,000 (2003 - $9,730,000).

The most significant addition to our marketable securities in 2004 occurred in October, when the company and Minco Mining & Metals Corporation ("Minco") entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation ("Minco Silver") to acquire silver projects in China.

Under the terms of the strategic alliance, the company acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. Each Special Warrant will entitle the company to acquire one common share in the capital of Minco Silver once Minco Silver qualifies the issuance of its common shares. The common shares will be subject to an escrow agreement.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% and the right to appoint one director. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

Proceeds received by the company in 2004 on the sale of marketable securities were $4,319,000 (2003 – nil). Of the proceeds received, $1,272,000 related to shares the company received from the sale of four non-core properties carried at nil value on the company's books.

Cash Resources and Liquidity

At December 31, 2004, the company had a very healthy working capital of $61,628,000 (2003 - $16,893,000). We have planned expenditures on properties of approximately $19,300,000 in 2005 with other planned expenditures of $3,600,000 for administration, reclamation and property, plant and equipment purchases. Our strong working capital is sufficient to see us through the next several years for planned exploration expenditures, property holding costs and administrative expenditures. Additional capital will be required as our projects are developed into production.

The following table discloses the contractual obligations of the company for long term debt, lease obligations for office rent and equipment purchases:

		Payments Due by Period			
	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $
Long term debt	56,000	10,000	14,000	12,000	20,000
Lease obligations	738,000	223,000	458,000	57,000	-
Equipment purchase obligations	1,044,000	1,044,000	-	-	-
	1,838,000	1,277,000	472,000	69,000	20,000

5. RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include metallurgical processing requirements of the mineralization; market fluctuations for precious metals; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenues from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economically viable to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property's return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for, silver, gold, tin, zinc and lead, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on metals prices.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

6. ADDITIONAL DISCLOSURES

Trend Information

Other than the financial obligations as set out in the table provided in Section 4, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in the company's liquidity either increasing or decreasing at present or in the foreseeable future. The company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the company's future business activities. The company intends to utilize its cash on hand in order to meet its administrative expenditures, property holding costs and planned exploration expenditures for the next few years. Additional capital will be required as projects are developed into production.

At the time of writing, there has been a noted favourable trend with regard to the market for metal commodities and related products. However, it is the opinion of the company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the company's liquidity, and conversely, the failure to acquire or find one may have a negative effect.

Related Party Transactions

During the year ended December 31, 2004, the company recorded expense reimbursements of $235,600 (2003 - $112,600) from companies related by common management. At December 31, 2004, accounts receivable include $71,600 (2003 - $46,100) from these related parties. During 2004, the company entered into an agreement with Minco to jointly pursue silver opportunities in China. A director of the company is a director of Minco and this director and the president of the Silver Standard will be directors of Minco Silver, the company formed to pursue silver opportunities in China.

Critical Accounting Estimates

The preparation of the company's Consolidated Financial Statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The company's accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs
One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs. Under Canadian GAAP, the company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company's assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management's estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation
Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

Significant Changes in Accounting Policies

Stock-based Compensation

Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870 – "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company's consolidated financial statements.

Financial Instruments and Other Instruments

The company's financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, receivables, reclamation deposits, accounts payable and other current liabilities. It is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from its cash and cash equivalents, receivables, reclamation deposits, accounts payable, other current liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. The company values its marketable securities and silver bullion at the lower of cost and market. At December 31, 2004, there were unrealized gains of $2,793,000 relating to marketable securities and $241,000 relating to its silver bullion. In 2004, $52,000 in write-downs were recorded against the carrying value of its marketable securities. There were no provisions made against the carried value of silver bullion.

The company is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The company's expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements.

Outstanding Share Data

The authorized capital consists of 100,000,000 common shares without par value. As at March 4, 2005, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	51,615,402	-	-
Stock options	1,851,369	1.90 – 20.50	0.3 – 4.8
Warrants	1,519,125	18.50	0.9
Fully diluted	54,985,896		

Corporate Governance

A system of internal controls is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent, unrelated directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of independent directors whose recommendations are followed with regard to executive compensation. From time to time, the board may also form special sub-committees, which are to investigate and report to the Board on specific topics.

7. APPROVAL

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this annual MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, free of charge on our web site at www.silverstandard.com, on the Canadian Securities Administrators' web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's web site at www.sec.gov.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 20, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



Robert A. Quartermain
President
February 18, 2005



Ross A. Mitchell
Vice President, Finance

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, B.C., Canada
February 18, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



Chartered Accountants
Vancouver, B.C., Canada
February 18, 2005

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars, except number of shares)

	2004 $	2003 $
ASSETS		
Current assets		
Cash and cash equivalents (note 16(a))	45,703	16,428
Silver bullion (note 5)	13,487	-
Marketable securities (notes 6 and 14(b))	3,329	1,457
Accounts receivable (note 14(a))	662	339
Prepaid expenses and deposits (note 18(b))	587	234
	63,768	18,458
Restricted silver bullion (notes 5 and 9)	2,300	-
Reclamation deposits (note 9)	198	153
Mineral property costs (note 7)	143,175	66,491
Property, plant and equipment (note 8)	659	111
	210,100	85,213
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	1,426	725
Current portion of asset retirement obligations (note 9)	560	248
Mineral property payable (note 7(n))	144	526
Current portion of long-term debt (note 10)	10	66
	2,140	1,565
Asset retirement obligations (note 9)	688	1,043
Future income tax liability (notes 4 and 15)	14,200	-
Long-term debt (note 10)	46	75
	17,074	2,683
SHAREHOLDERS' EQUITY		
Capital stock (note 11)		
Authorized		
100,000,000 common shares without par value		
Issued		
51,576,802 common shares (2003 - 42,604,832)	217,502	113,537
Share subscriptions (note 13)	-	455
Value assigned to stock options (note 12)	6,167	170
Value assigned to warrants (note 11(a))	7,011	-
Deficit	(37,654)	(31,632)
	193,026	82,530
	210,100	85,213

Commitments (note 18)

Approved by the Board of Directors



R.E. Gordon Davis, Director



William Meyer, Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2004 $	2003 $	2002 $
EXPLORATION AND MINERAL PROPERTY COSTS			
Property examination and exploration	471	465	279
Mineral property costs written off	-	-	53
Reclamation and accretion (note 9)	252	507	420
	(723)	(972)	(752)
EXPENSES			
Depreciation	57	30	24
General and administration	2,202	1,579	1,404
Professional fees	122	143	153
Salaries and employee benefits	692	654	434
Stock-based compensation (note 12)	2,451	169	132
	(5,524)	(2,575)	(2,147)
OTHER INCOME (EXPENSES)			
Investment income	1,151	379	305
Gain (loss) on sale of marketable securities and investment writedowns	2,525	(101)	544
Gain on sale of mineral properties	931	-	-
Interest expense	-	-	(92)
Foreign exchange gain (loss)	171	(669)	(37)
Other	(49)	-	(19)
	4,729	(391)	701
LOSS FOR THE YEAR	(1,518)	(3,938)	(2,198)
DEFICIT - BEGINNING OF YEAR	(31,632)	(27,694)	(25,496)
ADJUSTMENT FOR STOCK-BASED COMPENSATION (note 3)	(4,504)	-	-
DEFICIT - END OF YEAR, AS RESTATED	(37,654)	(31,632)	(27,694)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	48,311,212	40,409,854	35,739,100
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.03)	(0.10)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars)

	2004 $	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	(1,518)	(3,938)	(2,198)
Items not affecting cash			
Depreciation	57	30	24
Mineral property costs written off	-	-	53
Interest expense	-	-	90
Fixed asset writedowns and loss on sale	9	-	19
Gain on sale of mineral properties	(911)	-	-
Loss (gain) on sale of marketable securities and investment writedowns	(2,525)	101	(544)
Stock-based compensation	2,451	169	132
Donation made in shares	-	-	41
Asset retirement obligations	(316)	370	98
Foreign exchange (gain) loss	(31)	(4)	37
	(2,784)	(3,272)	(2,248)
Changes in non-cash working capital items			
Accounts receivable and prepaid expenses	(656)	(14)	(222)
Accounts payable and accrued liabilities	995	(17)	220
	(2,445)	(3,303)	(2,250)
CASH FLOWS FROM FINANCING ACTIVITIES			
Shares and warrants issued for cash	60,334	13,229	26,725
Share subscriptions received	-	455	-
Share issue cash costs	(928)	(54)	(333)
Repayment of long-term debt	(85)	(211)	(152)
	59,321	13,419	26,240
CASH FLOWS FROM INVESTING ACTIVITIES			
Minority interest buy-out	-	-	(2)
Mineral property costs	(12,796)	(9,833)	(7,963)
Purchase of property, plant and equipment	(710)	(57)	(38)
Purchase of silver bullion (note 5)	(15,780)	-	-
Proceeds on sale of property, plant and equipment	53	-	-
On acquisition of joint venture	-	-	34
On business combination (note 4)	91	-	-
Acquisitions	-	-	(4,556)
Reclamation deposit (advance) recovery	(47)	(83)	40
Purchase of marketable securities	(2,755)	(1,042)	(527)
Proceeds on sale of marketable securities	4,319	-	757
	(27,625)	(11,015)	(12,255)
FOREIGN EXCHANGE GAIN (LOSS) ON FOREIGN CASH HELD	24	(15)	30
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,275	(914)	11,765
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,428	17,342	5,577
CASH AND CASH EQUIVALENTS - END OF YEAR	45,703	16,428	17,342

SUPPLEMENTARY CASH FLOW INFORMATION (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

1 NATURE OF OPERATIONS

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2 SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 20.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Candelaria Mining Company (Candelaria), Newhawk Gold Mines Ltd. (Newhawk), Pacific Rim Mining Corporation Argentia S.A. (Pacific Rim Argentina), Silver Assets, Inc. (Silver Assets), Silver Standard (BVI) Inc., Silver Standard U.S. Inc. and Sunshine Argentina Inc. (Sunshine). The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are mineral reserves and resources, depreciation rates, asset valuations, stock-based compensation, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

Foreign currency translation

The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of original cost and quoted market value.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum. Leasehold improvements are amortized over the term of the lease, plus one renewal period.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company's assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management's estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Asset retirement obligations

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Income taxes
The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share
Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 12 and 13.

3 CHANGES IN ACCOUNTING POLICIES

Stock-based compensation
Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of long-lived assets
The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

4 ACQUISITIONS

In October 2004, the company acquired the remaining 56.6% interest (for a 100% interest) in Sunshine. Consideration for this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company has accounted for the acquisition as a business combination with the consideration issued assigned as follows:

	$
Cash and cash equivalents	91
Accounts receivable	25
Other current assets	2
Mineral properties	63,899
	64,017
Current liabilities	(19)
Future income tax liability	(14,200)
Net assets acquired	49,798

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference was $14,200,000 and has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

In June 2002, the company acquired a 43.4% interest in Sunshine, which owns the surface and mineral rights for the Pirquitas silver project (note 7(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 11).

5 SILVER BULLION

During the year, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000, for an average cost of $8.08 (US $5.85) per ounce to hold 1,953,985 (2003 – 1,029) ounces at December 31, 2004. The company's silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

During the year, the company lodged a US$1,679,000 bank letter of credit with the US Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 7(m)). Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, US dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US $1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at December 31, 2004, 284,650 ounces of silver bullion were lodged as collateral.

Balance sheet presentation – December 31, 2004

	Ounces	Total cost $	Market value $	Unrealized gain $
Silver bullion	1,669,335	13,487	13,693	206
Restricted silver bullion	284,650	2,300	2,335	35
	1,953,985	15,787	16,028	241

6 MARKETABLE SECURITIES

	2004 $	2003 $
Marketable securities [i]	1,329	1,457
Special Warrants [ii]	2,000	-
	3,329	1,457

(i) At December 31, 2004, the quoted market value of marketable securities was $4,122,000 (2003 - $9,730,000) for an unrealized gain of $2,793,000 (2003 - $8,273,000).

(ii) In October 2004, the company and Minco Mining & Metals Corporation (Minco) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver) to acquire silver projects in China.

Under the terms of the strategic alliance, the company acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. Each Special Warrant will entitle the company to acquire one common share in the capital of Minco Silver once Minco Silver qualifies the issuance of its common shares. The common shares will be subject to an escrow agreement.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

A director of the company is also a director of Minco and this director and the president of the company will be directors of Minco Silver.

7 MINERAL PROPERTY COSTS

At December 31, mineral property costs are as follows:

			2004
	Acquisition costs $	Exploration costs $	Total $
Argentina			
Chubut	61	207	268
Diablillos	5,376	975	6,351
Manantial Espejo	4,090	10,362	14,452
Pirquitas	70,491	948	71,439
Other	-	51	51
Australia			
Bowdens	10,892	6,931	17,823
Other	-	27	27
Canada			
Silvertip	1,818	204	2,022
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	34	1,268
Chile			
Cachinal	17	86	103
Challacollo	2,282	2,218	4,500
Juncal	16	33	49
La Flora	15	32	47
Mexico			
Pitarrilla	1,291	3,203	4,494
La Valenciana	29	253	282
Ortega	46	31	77
San Agustin	48	565	613
San Marcial	1,250	723	1,973
Other	89	134	223
Peru			
Berenguela	554	673	1,227
United States			
Candelaria	2,981	2,307	5,288
Maverick Springs	553	1,409	1,962
Shafter	2,544	2,444	4,988
Balance – December 31, 2004	108,070	35,105	143,175

			2003
	Acquisition costs $	Exploration costs $	Total $
Argentina			
Chubut	58	94	152
Diablillos	5,370	798	6,168
Manantial Espejo	4,090	7,336	11,426
Pirquitas	6,592	342	6,934
Australia			
Bowdens	10,892	6,079	16,971
Canada			
Silvertip	1,818	142	1,960
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	29	1,263
Chile			
Cachinal	17	78	95
Challacollo	2,271	1,996	4,267
Juncal	16	27	43
La Flora	15	31	46
Mexico			
Pitarrilla	50	708	758
La Valenciana	16	252	268
Ortega	33	22	55
San Agustin	28	131	159
San Marcial	722	716	1,438
Other	19	20	39
United States			
Candelaria	2,981	1,883	4,864
Maverick Springs	553	844	1,397
Shafter	2,544	1,996	4,540
Balance – December 31, 2003	41,712	24,779	66,491

Acquisition and exploration costs incurred during the year are as follows:

	2004 $	2003 $
Balance – Beginning of year	66,491	56,230
Acquisition costs for the year	66,358	3,458
Exploration costs		
Assaying	918	705
Camp costs	2,111	1,786
Consulting	1,454	144
Drafting/engineering	279	177
Drilling	2,294	1,824
Environmental	228	293
Field administration	588	227
Maps and prints	72	60
Property holding costs	500	205
Geology	1,195	899
Legal	240	151
Value added tax	447	332
Exploration costs for the year	10,326	6,803
Balance – End of year	143,175	66,491

a) Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of 525,995 common shares valued at $2,980,000.

b) **Manantial Espejo, Argentina**
In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American's acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company was the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American became the operator on January 1, 2004 and will continue as the operator during the feasibility and mine construction stages. Pan American will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.
In 2002, Pan American and the company acquired Barrick Gold Corperation's (Barrick) royalty interests and another 1.2% net smelter return royalty on the property, subject to Barrick retaining its right to receive payment of US$0.60 per tonne mined and processed with a maximum of 1 million tonnes and receive a 0.5% net smelter returns royalty. The company's 50% share of these royalty purchases was US$400,000 (paid).

c) **Pirquitas, Argentina**
During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine and in October 2004, the remaining 56.6% was acquired by the company (note 4). Sunshine owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government. The company is planning to update the feasibility study and carry out an underground development program at the property with planned expenditures of US$2.5 million in 2005, US$3.5 million in 2006 and US$4.0 million in 2007.

d) **Bowdens, Australia**
The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual exploration expenditure requirements of approximately AUS $95,000 to maintain its interest.
The company acquired certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS $1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e) **Silvertip, Canada**
During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. There is a 5% net profits royalty on certain of the non-core claims on the property.

f) **Sulphurets, Canada**
The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company.

g) **Sunrise Lake, Canada**
In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada's Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000. The property is subject to a 5% net profits royalty interest.

h) **Challacollo, Chile**
In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to 4% in net smelter returns royalties, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

i) **Pitarrilla, Mexico**
The company owns a 100% interest in the Pitarrilla property in the state of Durango. A finder's fee of US$5,000 was paid on staking, with additional finder's fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder's fee and net smelter royalty is US$500,000.

j) **San Agustin, Mexico**
The company owns a 100% interest in the San Agustin property in the state of Durango. A finder's fee of US$5,000 was paid on staking, with additional finder's fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder's fee and net smelter royalty is US$500,000.

k) **San Marcial, Mexico**
During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company was to make US$75,000 in staged payments (paid) and pay US$387,500 (paid) by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two year period and this commitment has been met. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l) **Berenguela, Peru**
In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in the Province of Lampa in southern Peru. Under the terms of the agreements, the company must pay US$200,000 (paid), issue 17,500 common shares valued at $291,375 (issued), complete an exploration program having an in-ground expenditure of a minimum

of US$500,000 and prepare a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 had been spent on in-ground exploration. On exercise of the option, the company is to pay US$0.04 to US$0.06 per resource ounce in a blend of cash and shares, depending on silver prices.

m) Candelaria, U.S.A.

The company owns a 100% interest in the Candelaria silver mine in Nevada. Under its agreement with the vendor, upon completion of reclamation by the vendor, the company assumed all liabilities relating to the Candelaria property and has lodged environmental bonding in the amount of US$1,679,000 (notes 5 and 9). The total cost of monitoring the property is estimated to be US$20,300 over a five year period.

n) Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista) in which the company will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn its interest. The company and Vista will then enter into a joint venture agreement. At December 31, 2004, the company had paid Vista US$959,000 toward exploration and accrued an additional US$119,000 (Cdn $144,000), leaving US$122,000 remaining to be spent on exploration under the agreement. The company's President is a director of Vista. Newmont Mining Corporation has a back-in right to acquire a 51% interest in the property and, as well as others, has certain net smelter return royalties on production from the property.

o) Shafter, U.S.A.

The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio silver mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,500 acres of private land, of which Rio Grande owns or leases certain of the surface and/or mineral rights. The company also has the right to acquire, through a lease option, a contiguous 16,000 acre tract of private range land. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All significant permits necessary to place the property in production are valid and subject to renewal over time. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

8 PROPERTY, PLANT AND EQUIPMENT

			2004
	Cost $	**Accumulated depreciation $**	**Net $**
Office equipment	410	258	152
Vehicles	142	43	99
Leasehold improvements	117	12	105
Land	303	-	303
	972	313	659

			2003
	Cost $	**Accumulated depreciation $**	**Net $**
Office equipment	339	230	109
Land	2	-	2
	341	230	111

9 ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2004, the company incurred $252,000 (2003 - $507,000; 2002 - $420,000) in on-going, non-legally required environmental and reclamation costs and changes in the provision for asset retirement obligations.

At December 31, 2004, $1,248,000 (2003 - $1,291,000; 2002 - $843,000) has been recorded by the company as a provision for future asset retirement obligation expenses for its various properties, of which $560,000 is considered current.

The company's asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

A reconciliation of the provision for asset retirement obligations is as follows:

	2004 $	**2003 $**
Balance - Beginning of year	1,291	843
Liabilities settled during the year	(176)	(99)
Accretion expense	108	55
Revisions in estimated cash flows	25	492
Balance - End of year	1,248	1,291
Balance sheet presentation		
Current portion	560	248
Long-term portion	688	1,043
	1,248	1,291

The provision for asset retirement obligations is based on the following key assumptions:

- total undiscounted cash flows of $1,918,000.
- the expected timing of payments ranging in the years 2005 to 2015.
- a credit adjusted risk free rate at which the estimated payments have been discounted at 10%.

At December 31, 2004, the company has lodged $2,498,000 (2003 - $153,000) in security deposits with various government agencies in relation to its reclamation obligations. Of the amount lodged, $198,000 (2003 - $153,000) was in the form of cash deposits and $2,300,000 (2003 – nil) relates to silver bullion lodged as collateral for a letter of credit (note 5).

10 LONG-TERM DEBT

	2004 $	**2003 $**
Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	56	61
Mortgage payable at 10%, due in monthly installments of US$649, final payment made in 2004	-	32
Amounts payable relating to land acquisitions, final US$37,500 payment paid in July 2004. Interest was at US$1,000 per month	-	48
	56	141
Less: Current portion	10	66
	46	75

11 CAPITAL STOCK

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - December 31, 2001	30,913,953	66,108
Issued during the year		
For cash		
Private placement (b)	4,750,000	19,979
Exercise of options (note 12)	695,734	1,827
Exercise of warrants (note 13)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (notes 7(e), (k) and (o))	198,706	1,258
For conversion of convertible debenture (note 4)	360,636	2,092
For mineral property payables	596,917	3,280
Assigned value of exercised warrants and options	-	339
Other	10,000	41
Share issue costs (b)	-	(656)
Balance - December 31, 2002	39,190,887	99,510
Issued during the year		
For cash		
Exercise of options (note 12)	536,372	2,140
Exercise of warrants (note 13)	2,779,589	11,089
For mineral properties (notes 7(o) and 7(g))	88,004	612
In settlement of interest (note 4)	9,980	75
Assigned value of exercised options	-	165
Share issue costs	-	(54)
Balance - December 31, 2003	42,604,832	113,537
Issued during the year		
For cash		
Private placement (a)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder's fees on private placement (a)	31,250	393
For mineral property (notes 4 and 7(l))	2,680,500	50,089
Assigned value of exercised options	-	1,026
Share subscriptions (note 13)	92,900	455
Share issue costs (a)	-	(1,513)
Balance - December 31, 2004	51,576,802	217,502

a) In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finders' fees and other costs relating to this placement.

b) During the year ended December 31, 2002, the company completed two private placements. In May 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders' fee on this placement. In December 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at US$5.05 until December 18, 2004. The company paid $146,500 in cash as a finders' fee on this placement. Other costs associated with both private placements totalled $343,000.

12 STOCK OPTIONS

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company's stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

The changes in stock options issued are as follows:

	2004		2003		2002	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding at January 1	1,845,669	7.37	1,565,441	4.60	1,392,775	2.58
Granted	570,000	15.36	816,600	10.46	868,400	6.26
Exercised	(525,700)	5.64	(536,372)	3.99	(695,734)	2.63
Options outstanding at December 31	1,889,969	10.26	1,845,669	7.37	1,565,441	4.60
Options exercisable at December 31	1,628,719	9.49	1,784,419	7.30	1,529,191	4.60

As of December 31, 2004, incentive stock options represent 3.7% (2003 – 4.3%) of issued and outstanding common capital.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining life (years)
2.09	10,000	10,000	June 5, 2005	0.4
10.35	23,000	23,000	September 3, 2005	0.7
1.90	20,019	20,019	December 28, 2005	1.0
20.50	10,000	10,000	March 12, 2006	1.2
2.50	47,000	47,000	August 16, 2006	1.6
3.01	64,700	64,700	November 6, 2006	1.8
4.25	234,000	234,000	January 1, 2007	2.0
8.00	307,900	307,900	August 2, 2007	2.6
9.10	343,350	339,600	January 31, 2008	3.1
10.35	7,500	-	September 3, 2008	3.7
12.85	262,500	252,500	December 22, 2008	4.0
18.42	50,000	25,000	September 16, 2009	4.7
20.01	45,000	22,500	October 4, 2009	4.8
14.47	465,000	272,500	December 31, 2009	5.0
	1,889,969	1,628,719		3.4

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation (note 3). During the year ended December 31, 2004, 570,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $15.26 and these options had an average fair value assigned of $7.36 per option based on the Black-Scholes option pricing model. The fair value of options that was charged to the statement of loss and deficit was $2,451,000 with an additional $67,000 value deferred as mineral property costs.

We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the change in 2003 and 2002 for stock options granted before 2003, as follows:

	2003 $	2002 $
Loss for the year		
As reported	3,938	2,198
Compensation expense	2,840	1,664
Pro forma	6,778	3,862
Basic and diluted loss		
As reported	0.10	0.06
Pro forma	0.17	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.2	3.5	3.4
Expected life (years)	2.7	2.5	2.5
Expected volatility (%)	74	61	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

13 WARRANTS

At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were issued in early 2004.

The changes in warrants outstanding are as follows:

	2004		2003		2002	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding at January 1	2,779,520	4.99	5,559,109	4.56	2,560,270	2.87
Granted	1,519,125	18.50	-	-	4,583,140	5.00
Exercised	(2,779,520)	4.99	(2,779,589)	3.99	(1,584,301)	3.10
Warrants outstanding at December 31	1,519,125	18.50	2,779,520	4.99	5,559,109	4.56

The following table summarizes information about warrants outstanding at December 31, 2004:

Exercise price	Warrants outstanding	Expiry date	Weighted average remaining life (years)
$ 18.50	1,519,125	January 15, 2006	1.0

14 RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2004, the company recorded expense reimbursements of $235,600 (2003 - $112,600; 2002 - $176,900) from companies related by common management. At December 31, 2004, accounts receivable include $71,600 (2003 - $46,100; 2002 - $78,500) from these related parties.

b) The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

c) During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management.

15 INCOME TAXES

a) The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2004	2003	2002
Statutory tax rate	35.6%	37.6%	39.6%
	$	$	$
Loss for the year	(1,518)	(3,938)	(2,198)
Provision for income taxes based on statutory rates	(540)	(1,480)	(870)
Differences in foreign tax rates	(4)	(8)	11
Losses for which an income tax benefit has not been recognized and other	544	1,488	859
	-	-	-

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future tax assets as of December 31 are as follows:

Long-term future tax assets	2004 $	2003 $
Capital and non-capital loss carry-forwards	7,098	7,527
Property, plant and equipment and resource properties	1,624	6,524
Share issuance costs	381	183
Total future tax assets	9,103	14,234
Valuation allowance for future tax assets	(9,103)	(14,234)
Net future tax assets	-	-

Long-term future tax liabilities	2004 $	2003 $
Future income tax liability of Sunshine (note 4)	(14,200)	-
Future income tax liability	(14,200)	-

c) As of December 31, 2004, the company has approximately $16,465,000 in operating losses, $3,473,000 in capital losses, and $8,147,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

	$
2005	3,426
2006	1,240
2007	1,187
2008	1,615
2009	1,702
2010	2,290
2011	2,944
2015	2,061
	16,465

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

16 SUPPLEMENTARY CASH FLOW INFORMATION

a) Cash and cash equivalents at December 31 comprised the following:

	2004 $	2003 $	2002 $
Cash on hand and balances held with banks	1,820	1,337	1,138
Short-term deposits	43,883	15,091	12,053
Short-term investments	-	-	4,151
	45,703	16,428	17,342

b) During the years ended December 31, 2004, 2003 and 2002, the company conducted non cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2004 $	2003 $	2002 $
Non-cash financing activities			
Shares issued for mineral property payables	-	-	3,280
Shares issued for mineral properties	50,089	612	1,258
Shares issued for convertible debentures	-	-	2,092
Shares issued in settlement of interest	-	75	-
Shares issued for donations	-	-	41
Value assigned to options	-	169	161
Amortization capitalized to mineral property	43	-	-
	50,132	856	6,832
Non-cash investing activities			
Reclamation capitalized to mineral properties	(30)	(97)	(242)
Shares issued for mineral properties	(50,089)	(612)	(1,258)
Value assigned to convertible debenture on acquisition	-	-	(2,035)
Payable for mineral property	-	-	(772)
Other mineral property costs	-	-	(291)
Marketable securities received for mineral properties	911	53	-
Marketable securities received for accounts receivable	-	50	-
Option value assigned to mineral property	(67)	(18)	(29)
Foreign exchange component included in reclamation	(9)	(19)	-
	(49,284)	(643)	(4,627)

17 SEGMENTED FINANCIAL INFORMATION

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 7. Segment assets by geographic location are as follows:

2004	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $
Property, plant and equipment	-	1	559	-	99	-	-	659
Mineral property costs	92,561	17,850	6,938	4,699	7,662	12,238	1,227	143,175
	92,561	17,851	7,497	4,699	7,761	12,238	1,227	143,834

2003	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $
Property, plant and equipment	-	1	110	-	-	-	-	111
Mineral property cost	24,680	16,971	6,871	4,451	2,717	10,801	-	66,491
	24,680	16,972	6,981	4,451	2,717	10,801	-	66,602

18 COMMITMENTS

a) The company has committed to payments under operating leases for the rental of its corporate head office space. The future minimum payments are as follows:

Year	$
2005	223,500
2006	228,000
2007	230,000
2008	57,300

b) The company has committed to the purchase of six mining trucks relating to the 50% owned Manantial Espejo project. The company's share of this commitment is US$1,111,000. As at December 31, 2004, a deposit of $289,000 (US$240,000) has been made and is included in prepaid expenses on the balance sheet, with the balance of US$871,000 due on delivery of the trucks expected in the first quarter of 2005.

c) Mineral property commitments are described in note 7.

19 FAIR VALUE OF FINANCIAL INSTRUMENTS

a) Fair value

The estimated fair values of cash and cash equivalents, silver bullion, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 6 and the fair value of silver bullion is disclosed in note 5.

b) Foreign exchange

Foreign exchange is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c) Credit risk expense

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents. The company deposits cash and cash equivalents with high credit quality financial institutions.

20 MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a) The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i) Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for U.S. GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (f).

ii) Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (f).

iii) Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581 "Business Combinations", the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv) Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2004 and 2003, no short term investments would be excluded from cash equivalents for U.S. GAAP.

v) Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. The company's interest in jointly controlled entities is reflected in the Manantial Espejo mineral property (note 7).

vi) For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.

For Canadian GAAP purposes, the company adopted, as of January 1, 2004, the CICA's amendments to Section 3870 "Stock-based Compensation and other Stock-Based Payments" which requires an expense to be recognized for all forms of employee stock-based compensation.

b) Consolidated summarized balance sheets

	2004			2003		
	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP (Restated-f) $
Assets						
Current assets (ii)	63,768	2,793	66,561	18,458	8,271	26,729
Mineral property costs (i) and (iii)	143,175	(143,175)	-	66,491	(66,491)	-
Other assets (ii)	3,157	-	3,157	264	-	264
	210,100	(140,382)	69,718	85,213	(58,220)	26,993
Liabilities						
Current liabilities	2,140	-	2,140	1,565	-	1,565
Other liabilities	14,934	-	14,934	1,118	-	1,118
	17,074	-	17,074	2,683	-	2,683
Shareholders' Equity						
Capital stock (iii)	217,502	(627)	216,875	113,537	169	113,706
Share subscriptions	-	-	-	455	-	455
Stock options	6,167	(6,030)	137	170	-	170
Warrants	7,011	-	7,011			
Other comprehensive gain	-	2,793	2,793	-	8,271	8,271
Deficit (i) (ii) and (iii)	(37,654)	(136,518)	(174,172)	(31,632)	(66,660)	(98,292)
	193,026	(140,382)	52,644	82,530	(58,220)	24,310
	210,100	(140,382)	69,718	85,213	(58,220)	26,993

c) Consolidated statements of loss and deficit

	2004 $	2003 $	2002 $ (Restated - f)
Loss in accordance with Canadian GAAP	1,518	3,938	2,198
Mineral property costs for the year (i)	76,684	10,261	17,147
Mineral property costs written off during the year (i)	-	-	(53)
Stock-based compensation (vi)	(2,398)	-	-
Other	76	(100)	(10)
Loss in accordance with U.S. GAAP	75,880	14,099	19,282
Unrealized loss (gain) on available-for-sale securities (ii)	5,480	(7,226)	(1,045)
Comprehensive loss	81,360	6,873	18,237
Basic and diluted loss per share	1.57	0.35	0.54

d) Consolidated statements of cash flows

	2004 $	2003 $	2002 $ (Restated - f)
Cash flows from operating activities			
Per Canadian GAAP	(2,445)	(3,095)	(2,250)
Mineral property costs (i)	(12,796)	(9,587)	(7,963)
Per U.S. GAAP	(15,241)	(12,682)	(10,213)
Cash flows from investing activities			
Per Canadian GAAP	(27,625)	(10,768)	(12,255)
Mineral property costs (i)	12,796	9,587	7,963
Per U.S. GAAP	(14,829)	(1,181)	(4,292)

e) Impact of Recently Issued Accounting Standards

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the company's Consolidated Financial Statements because the company determined it does not have any variable interest entities.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, "Interaction of FASB Statements No. 141", Business Combinations (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), and EITF Issue No. 04-2, "Whether Mineral Rights are Tangible or Intangible Assets." The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

In March 2004, the EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations". EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets – An amendment of APB 29." This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, "Accounting for Stock-based Compensation." This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

f) Restatement

In 2003, the company restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment under (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51. The effect of the restatement was also to reduce the U.S. GAAP shareholders' equity as at December 31, 2002 from $53,681,000 to $16,679,000.



Paul LaFontaine, Director, Investor Relations, at an investor conference in 2005

In 2004, we continued to build on our strong base of individual investors and increased ownership among institutional investors, many of whom appreciate that we now control the largest in-ground silver resource of any publicly traded silver-focused company in North America. We had three primary objectives for shareholder and investor relations in 2004:

1. to inform shareholders and prospective investors about company developments;
2. to maintain management's relationships with investors through a presence at key investor conferences, investor and mining-related internet sites and publications, and shareholder information meetings in North America;
3. to increase institutional interest in Silver Standard.

In 2004, we achieved several significant market milestones:

- Our share price reached a record $23.00 (US$17.37) on March 9, 2004.
- Our market capitalization exceeded $1.1 billion.
- Share volume increased over 85% from 2003 to 2004 when 186.2 million shares traded on NASDAQ and the Toronto Stock Exchange.

As a result of our attention to growth in silver resources and shareholder development, our shares outperformed most of our peers in 2004 and our market capitalization more than quadrupled from the end of 2002 to the date of this report in March 2005. Our shareholder base has grown by close to 70% from 2002 to 2005: 18,000 at year-end 2002 to over 30,000 in 2005, reflecting greater interest in precious metals, communications initiatives unique to Silver Standard, and the company's strong property portfolio and cash position.

Robert Quartermain, president of the company, continued our initiative to expand the audience for the story of silver and Silver Standard in North America and Europe. In 2002, institutional investors held just 5% of the company's common shares. Following a series of presentations in New York, Boston, Denver, San Francisco, London, Paris and Zurich, that figure now exceeds 20%, reflecting growing fund interest in silver's fundamentals and in assets that provide a natural hedge on the U.S. dollar.

Our institutional initiative also helped us reduce costs for financing exploration, development and acquisitions during a large institutional financing that was completed in January 2004. Since institutional holdings among our peers range from 30% to 90%+, we believe there is still opportunity for increased awareness of Silver Standard and this program will continue through 2005.

While Silver Standard is among the best-recognized names in North American primary silver equities, challenges during 2004 included volatile silver prices (US$5.50 – US$8.45 per ounce), a significant decline in trading volume in the fourth quarter across the sector, and increasing competition from companies entering the "silver space".

The net effect of market conditions in late 2004 was a record short position of over 3.4 million shares in Silver Standard's shares. The graph on page 49 demonstrates the growth in shorting activity in relation to total trading of our common shares.

Shareholder Communications

In mid-2004, we completed an extensive overhaul of our web site, substantially increasing the level and detail of information about company projects. Visit www.silverstandard.com to see the site; further enhancements are planned in 2005.

All shareholders receive annual and quarterly reports by mail, and by request, news releases by fax and email. In 2004, we published 17 news releases that are routinely distributed through well-known business networks and databases in North America. About 15% of Silver Standard's shareholders have signed up to receive news releases by e-mail. If you would like to join this list, send an e-mail to invest@silverstandard.com requesting that your name and e-mail address be added to our confidential database. Alternatively, send a message through our revamped web site: www.silverstandard.com.

Due in part to regulatory changes and Silver Standard's desire to control costs, after 2005, mailings to shareholders will become optional and you will need to advise us if you wish to receive the annual and quarterly reports by mail. We will advise you later in 2005 of alternatives to receive timely information about our activities.

As we have in prior years, Silver Standard participated in investor and mining related conferences in North America in 2004 and sent invitations to shareholders within a reasonable area surrounding each conference city. We also held several shareholder information meetings in 2004, continuing an initiative we had developed in 2002 to keep our individual shareholders informed and to solicit your views on company and silver market issues.

We are already planning a greatly increased number of shareholder information meetings in 2005 and a list follows of the cities we will be visiting this year. All are planned to start at 7:00 pm, local time. For further information on the location of a meeting near you, visit the company's Calendar at www.silverstandard.com.

May 12	Annual General Meeting, Vancouver, Canada
May 23	New York
July 5	Boston
September 8	Las Vegas
September 27	Denver
September 28	San Diego
September 29	Anaheim
September 30	Los Angeles
October 17	Toronto
October 19	Baltimore
October 20	Tampa
October 21	Fort Lauderdale
October 28	Dallas
October 29	Houston
October 31	New Orleans
November 1	Atlanta
November 3	Chicago
November 4	Minneapolis
November 28	San Francisco

Company Information and Regulatory Filings

Over the last five years, Silver Standard has increased the volume of its filings with regulatory bodies in Canada and the United States. Much of this information is available over the internet. Here is a list of site resources for shareholders:

- The company's web site: www.silverstandard.com. Most property descriptions include a detailed technical report. Also, see www.sedar.com for all Canadian regulatory filings.
- NASDAQ web site (www.nasdaq.com) and the Toronto Stock Exchange web site (www.tsx.com). These sites provide shareholders with time-delayed quotes in U.S. and Canadian dollars. The TSX site also has up-to-date information on the issued capital of the company.
- Officers and directors of Canadian companies are required to file insider trading reports. For current holdings by any company's senior personnel, visit www.sedi.ca.
- The U.S. Securities and Exchange Commission web site: www.sec.gov/edgar.shtml. Silver Standard has been filing manually its SEC documents since 1995 and commenced filing electronically in late 2002.

Resources for Investors

Silver Standard relies on CPM Group in New York (www.cpmgroup.com) for economic information on silver. Each year, Investor Relations obtains a limited quantity of CPM Group's Silver Survey. The 2005 survey will be available in late April – call Investor Relations at either 888-338-0046 (toll-free in North America) or 604-689-3846 to obtain your free copy on a first come, first serve basis.

We financially support efforts by The Silver Institute to fund research for practical industrial applications of silver. The Silver Institute publishes an interesting quarterly newsletter that is available free through its web site at www.silverinstitute.org.

2005-2006 Conference Schedule

We will have personnel or a booth presence at the following conferences in 2005-2006.

February 22-25: International Zinc and Silver Conference, Las Vegas

March 6-9: PDAC 2005 International Convention by Prospectors and Developers Association of Canada, Toronto

April 19-21: European Gold Forum 2005, Zurich, Switzerland

May 23-24: New York Institutional Gold Conference

September 7-8: Las Vegas Gold and Precious Metals Investment Conference 2005

September 25-28: Denver Gold Forum 2005

October 30-November 3: New Orleans 2005 Investment Conference

January 22-23, 2006: Vancouver Resource Investment Conference, Vancouver

January 23-26, 2006: Cordilleran Roundup hosted by the B.C. and Yukon Chamber of Mines, Vancouver



SHARE VOLUME AND PRICE IN US$
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
Volume 0
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
in US$
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sept-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sept-04
Oct-04
Nov-04
Dec-04
Jan-05
Volume
Short Interest
High
Low
Close

DIRECTORS



David L. Johnston, Director
Former President and
General Manager
Highland Valley Copper Corporation
Cranbrook, British Columbia



William Meyer, Director
Former Vice President, Exploration,
Teck Corporation
Vancouver, British Columbia



Robert A. Quartermain
Director and President
Vancouver, British Columbia



R.E. Gordon Davis, Director
President
Canplats Resources Corporation,
Vancouver, British Columbia



Catherine McLeod-Seltzer, Director
President, Pacific Rim Mining Corp.
Vancouver, British Columbia

MANAGEMENT

Robert A. Quartermain
President

Joseph J. Ovsenek
Senior Vice President

Kenneth C. McNaughton
Vice President, Exploration

Ross A. Mitchell
Vice President, Finance

Linda J. Sue
Corporate Secretary

Paul LaFontaine
Director, Investor Relations

Jonathan N. Singh
Corporate Controller

Ron Burk
Chief Geologist

Max H. Holtby
Senior Geologist

James R. Whelan
Advisor to the President
Santiago, Chile

Guillermo Lozano
Manager, Mexico

David Landrum
Exploration Manager,
Pitarrilla, Mexico

Ian J. Pringle
Manager, Australia

John Selters
Manager, Chile

Nivaldo Rojas
Exploration Manager,
Argentina

Fortunato Ramírez
Manager, Pirquitas,
Argentina

HEAD OFFICE
999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Tel: (604) 689-3846
Fax: (604) 689-3847

COMMON SHARE LISTINGS
NASDAQ National Market: SSRI
Toronto Stock Exchange: SSO

CAPITALIZATION
Authorized: 100,000,000 common shares
CUSIP: 82823L-10-6
Issued (as at December 31, 2004):
51,576,802
Fully Diluted (as at December 31, 2004):
54,985,896

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Computershare Trust Company of Canada
151 Front Street West
Toronto, Ontario
Canada M5J 2N1

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia
Canada

ANNUAL GENERAL MEETING OF SHAREHOLDERS
The annual general meeting of shareholders will take place at 2:00 p.m. on Thursday, May 12, 2005 in the Atkins Room at the Terminal City Club, 837 West Hastings Street in Vancouver, British Columbia.

Shareholder and Investor Relations Contact Information

Web site: www.silverstandard.com

Personnel:

Paul LaFontaine
Director, Investor Relations
604-689-3846
N.A. toll-free: 888-338-0046
E-mail: invest@silverstandard.com
Fax: 604-689-3847

Michelle Romero
Investor Relations Coordinator
604-484-8216
N.A. toll-free: 888-338-0046



MANAGEMENT TEAM

Silver Standard's management team, left to right:

Ron Burk, Joe Ovsenek, Ken McNaughton, Paul LaFontaine, Bob Quartermain, Max Holtby, Linda Sue, Ross Mitchell and Jonathan Singh

